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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB/A
                               AMENDMENT NO. 4

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
      SMALL BUSINESS ISSUER UNDER SECTION 12(B) OR (G) OF THE SECURITIES
                             EXCHANGE ACT OF 1934


                         Enviro-Clean of America, Inc.
                         -----------------------------
                        (Name of Small Business Issuer)


  Nevada                                    88-0386415
  -------------------------------           ----------
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
  incorporation or organization)

  211 Park Ave, Hicksville, NY              11801
  ------------------------------            -----
  (Address of principal executive officers) (Zip Code)

                  Issuer's telephone number:  (516) 931-4455
                  ------------------------------------------

          Securities to be registered under Section 12(b) of the Act:

  Title of each class                          Name of each exchange on which
  to be so registered                          each class is to be registered

  None                                         None
  ----------------------------                   -------------------------------


          Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                               (Title of class)

                    _______________________________________
                               (Title of class)
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                         ENVIRO-CLEAN OF AMERICA, INC.


                INFORMATION REQUIRED IN REGISTRATION STATEMENT


PART I

Item 1.   Description of Business.

(a)  Business Development

     Enviro-Clean of America, Inc. (the "Company") was incorporated in Nevada on December 9, 1997 for the purposes of engaging in the marketing and distribution of sanitary supplies and related paper products. Management of the Company believed that, in addition to internal expansion, substantial opportunities existed to expand the Company's business through strategic acquisitions. Management at the time of incorporation had identified at least three companies, including Kandel & Son, Inc. ("Kandel & Son") and Nissco/Sunline, Inc. ("NISSCO"), as probable acquisition targets.

     In January of 1998, the Company initiated the due diligence review on NISSCO and Kandel & Son. By mid-1998, the Company began negotiating in detail the terms and conditions of the acquisitions of Kandel & Son and NISSCO. At the same time, the Company began negotiations with several potential financing sources. In late 1998, deposits were placed with the shareholders of Kandel & Son and NISSCO as the first step in completing the acquisitions of these companies.

     As of January 15, 1999, the Company completed the acquisition of Kandel & Son, a 48-year old New York-based sanitary supply distribution company. Prior to the acquisition, Richard Kandel, who is the Chairman of the Board, Chief Executive Officer and Treasurer of the Company, was also the president and sole shareholder of Kandel & Son. (See "Item 7 - Certain Relationships and Related Transactions"). Kandel & Son distributes approximately 1,000 janitorial and sanitary products to customers in the New York metropolitan area.

     As of January 15, 1999, the Company completed the acquisition of NISSCO, a Florida-based marketing group which acts as sales agent for a buying group consisting of over 170 sanitary/janitorial supply companies and NISSCO's NIPPCO division, which is a buying group for over 100 paper products distributors (NIPPCO and NISSCO are collectively referred to as "NISSCO"). Thomas B. Haines, a former director of the Company, was the sole shareholder of NISSCO immediately prior to the acquisition. (See "Item 7 - Certain Relationships and Related Transactions").

     NISSCO derives its revenues in the form of rebates from manufacturers of products ordered by distributors who are members of the NISSCO buying program. Manufacturers of cleaning products generally rebate 5% of the gross amount of orders, to be divided between the buying agent (such as NISSCO) and the distributor. Generally, NISSCO passes on an amount equal to 2% of the gross orders to the distributors generating the order and retains 3% as

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NISSCO's commission. Members of the NISSCO group purchase approximately $45 million in products each year.

     NISSCO and Kandel & Son are wholly owned subsidiaries of the Company. The Company has not integrated the operations of NISSCO and Kandel & Son, nor does the Company intend to do so in the foreseeable future, as they occupy different niches in the marketplace. Prior to the acquisitions of Kandel & Son and NISSCO, the Company was solely engaged in the strategic planning and development activities described above. At that time, the Company sold no products or services.

     Following the acquisition of Kandel & Son and NISSCO, management of the Company intended to continue to expand the revenue base represented by NISSCO and Kandel & Son, and to further increase revenues rapidly through a series of acquisitions identified by Company management.

     To that end, effective August 1, 1999, the Company entered into definitive agreements to acquire Cleaning Ideas, Inc. and its wholly owned subsidiary, Sanivac, Inc., which does business under its own name, as well as under the trade name "Davis Manufacturing Company" (collectively, "Cleaning Ideas"). The Closing of the Cleaning Ideas acquisition was effected in August 1999. In connection with the acquisition, Cleaning Ideas was merged into a wholly owned subsidiary of the Company specifically formed for this purpose. The new subsidiary has succeeded to the business of Cleaning Ideas and has been renamed "Cleaning Ideas Corp." ("CIC").

     CIC is a San Antonio, Texas based manufacturer and distributor of cleaning supplies, with a particular focus on chemical-based products, which has been in business for over 70 years and gives the Company a geographic presence in the Southwestern United States. Under the Davis Manufacturing name, CIC manufactures over 300 products for distribution. CIC operates 12 retail cleaning supplies stores that sell products bearing the "Cleaning Ideas" private label brand name. The retail stores focus on selling industrial quality products to consumers and small businesses. Prior to its acquisition, Cleaning Ideas was owned by Randall K. Davis, President and Director of the Company, Charles H. Davis, who is the father of Randall K. Davis, and Carolyn Davis, who is the mother of Randall K. Davis. (See "Item 7 - Certain Relationships and Related Transactions.")

     On August 17, 1999, the Company completed the acquisition of Superior Chemical & Supply, Inc. ("Superior"), a Bowling Green, Kentucky-based distributor of cleaning supplies. Prior to its acquisition, Stephen Haynes, who remains as the president of Superior, was the sole shareholder of Superior. (See "Item 7 - Certain Relationships and Related Transactions"). Superior operates three locations within the state of Kentucky and distributes over 1,000 product items to approximately 300 customers statewide.

     The terms and conditions of the Cleaning Ideas and Superior acquisitions are set forth in the Company's Current Report on Form 8-K filed with the Commission on September 3, 1999 and as amended on October 29, 1999 and December 8, 1999.

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     On October 27, 1999, the Company entered into a definitive Stock Purchase
Agreement with June Supply-San Antonio, Inc., a Texas corporation ("June Supply"), and June Supply Corp., a Nevada corporation, a wholly owned subsidiary of the Company formed specifically for the purposes of effecting the acquisition of June Supply, and Michael Rose and Alan Stafford as the only shareholders of June Supply. The Company closed the June Supply acquisition on December 16, 1999 and Michael Rose and Alan Stafford will remain as the president and the vice president of June Supply. June Supply sells janitorial goods to various customers throughout the state of Texas.

     The terms and conditions of the June Supply acquisition are set forth in the Company's Current Report on Form 8-K filed with the Commission on November 10, 1999 and as amended on January 11, 2000.

     The Company continues to engage in extensive research on the cleaning supplies industry, identifying and categorizing potential acquisition targets by size of revenues, geographic market and products distributed. The Company uses the results of this on-going research to further refine its business plan, rate potential acquisition targets according to their potential fit with the Company's plans and develop financial projections regarding the capital needs of the Company. Management also identifies attractive acquisition targets through advertising in trade publications, by word-of-mouth within its industry, by attendance at industry trade shows and through additional research. Management believes that the costs of identifying acquisition targets will not be material, especially in light of the substantial overlap between the expenditures for these activities and those of general marketing expenses. For example, trade publication advertising and trade show attendance are also core marketing activities and, as such, would also be included in the Company's basic marketing budget.

     The Company intends to focus its acquired companies on retaining their existing customer base and, where possible, to utilize the broader and deeper resources of the Company to assist the acquired companies to expand their market share. The Company's focus on customer retention is highlighted by the fact that in most instances, the Company intends to retain the name of the acquired company and to enter into employment contracts with the principals of the acquired companies. The Company also intends to structure the purchase price of its acquisition agreements to provide "earn-outs," or incentives in which the purchase price can be increased based on the performance of the acquired companies following their acquisition. The Company intends to assist its acquired companies to expand their market share by using the additional marketing capabilities and resources of the Company to attract new customers and by acquiring additional companies within the same geographic market. Where appropriate, the Company intends to utilize acquired companies as regional "hubs" around which additional consolidation can be effected within a geographic market.

     With respect to the products and services to be offered by acquired companies, the Company does not intend to alter substantially the product mix of acquired companies. Generally speaking, distributors tend to carry substantially similar product lines and to source their products from a relatively small number of master distributors.

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     While it is impossible to predict the effect that any acquisition will have on the ability of the acquired company to retain its existing customers, the Company believes it is taking all reasonable efforts to ensure that its acquired companies can continue to compete for the business of their existing customer base.

     As the Company believes that much of the competition in its industry tends to focus on services, the Company intends to expand substantially the range of services offered by its acquired companies. Central to this effort is the Company's planned Internet-based ordering system that will link each acquired company and selected customers directly with the Company's central Internet-based ordering system. This system will allow the Company to place orders with its master distributors electronically, eliminating paper, postage and fax costs and allowing for instant ordering. The Company's initial system is currently in the process of being implemented and is designed to expand modularly with the addition of acquired companies. (See "Description of Business - Application of Technology"). The Company also intends to distribute CD-ROM based catalogs to its distributors and customers to enhance the ordering capability of those who do not wish to order over the Internet. Management of the Company believes that these efforts will lower its effective costs of sales over traditional product and ordering systems that relied principally upon printed catalogs and purchase orders or telephone orders.

(b)  Business of Issuer

     The Company is a holding company, the principal assets of which are all the issued and outstanding capital stock of Kandel & Son, NISSCO, Cleaning Ideas, Superior and June Supply. Through these subsidiaries, the Company engages in the purchasing, marketing and distribution of janitorial and sanitary supplies and related paper products nationwide. The Company intends to use its current businesses as a base from which to acquire profitable companies in the janitorial/sanitary supplies business across the United States and to put into place management controls and systems to enable the combination of these companies to realize substantially greater growth and profitability than they are able to achieve under current ownership and management. The Company may also consider acquisition targets in Canada.

     A.   The Market for the Company's Products

          The market for sanitary/janitorial supplies and services in the United States is substantial. According to the International Sanitary Supply Association's most recent survey in 1997, the sanitary/janitorial distribution industry had $16.7 billion in sales. This figure represented a 10.4% increase over the corresponding figures for 1995. According to the survey, the sale of paper and plastics for 1997 was approximately $6.6 billion, followed by the sale of chemical products (cleaners, degreasers, etc.) at $6.1 billion. Janitorial supplies and accessories were the third largest segment of the market with sales measured to be approximately $1.9 billion.

          The Company believes that the market for janitorial products has grown due to the growth of the economy in general and an increasing concern of building owners and managers for health and safety. The Company also believes that the overall market is growing due to increasing

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customer demands for a greater variety of products and services, including contract cleaning, training and education.

          According to the same survey, industrial and manufacturing companies account for the largest customer group for janitorial goods with $3.6 billion in aggregate purchases, followed by commercial property owners and educational institutions at nearly $2 billion each, and next followed by health care companies at nearly $1.6 billion. Additional market opportunity exists with respect to sales to restaurants/clubs, retail establishments, residential properties, government, recreational facilities, transportation companies, hotels/motels, and religious facilities.

     B.   Industry Structure and Trend

          The Company believes that the sanitary/janitorial supply industry is undergoing a period of consolidation. The Company believes that due to the large number of small companies in the industry, and the presence of only a few large enterprises, there exists an opportunity to consolidate the market. There are a few large companies engaged in the business of supplying and distributing sanitary/janitorial supplies, but their consolidation efforts have been targeted at relatively large companies with $50 million or more in annual revenues. Despite this activity, the Company believes that there is currently no one dominant player in the industry. (See "Competition")

          In this environment, management recognizes that there are a significant number of small, profitable sanitary/janitorial supply companies that may be desirable acquisition targets for consolidation. These small companies may be receptive to acquisition offers because they are currently facing difficult competition from the larger companies, as well as those companies that are increasing in size through the on-going consolidation in the industry. Though smaller in size, these companies can often successfully compete in their region with the larger suppliers and service providers by offering greater levels of service and niche products not offered by the larger competitors. However, the Company believes that these smaller companies are increasingly feeling the competitive pressure from companies who are able to offer lower prices and take advantage of economies of scale. Additionally, many of these small companies are family-owned businesses that lack the depth and breadth of management and financing skills, marketing expertise, resources, and access to productivity enhancing technology necessary to expand their companies further.

          Management believes that consolidation in the janitorial/sanitary supply industry will continue at a rapid rate for the foreseeable future due to industry characteristics including: (i) economies of scale that drive profitability, (ii) need for compliance with government regulations for safety and the environment, (iii) advantages of vertical integration; and (iv) the increased application of technology to monitor inventory, delivery schedules, ordering and related activities.

          (1)  Economies of Scale

               By consolidating businesses, the Company may be able to reduce its costs by eliminating costly repetitive services and increase profit by obtaining cheaper per unit costs. For example, delivery costs of janitorial supplies tend to make up a substantial percentage of cost of

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goods sold. By consolidating small companies, the Company can reduce delivery costs by shipping in bulk and negotiating lower delivery fees or investing in a delivery system of its own. In addition, the Company estimates that only 3% of the total cost of cleaning service relates to the costs of materials sold; the rest is labor, sales, marketing and delivery expenses. Thus, from the economic viewpoint of the Company's current or potential customers, the suppliers' efficient delivery of value-added service is becoming increasingly important, especially concerning training and education to reduce the customers' labor costs.

          (2)  Compliance with Government Regulations

               There are a number of government agencies that set standards and regulations on the use and handling of chemical products and for sanitary conditions. Included in these agencies are the Occupational Safety and Health Administration (OSHA) which regulates chemicals related to occupational safety, the Environmental Protection Agency (EPA) chartered to protect land, air, and water, and the Consumer Product Safety Commission (CPSC) which regulates the use and labeling of chemicals and products. These agencies issue rulings that directly affect the practices and purchases of the sanitary/janitorial supplier's customers. Maintenance and distribution of many of the industry's products are subject to extensive regulation at the federal, state and local levels.

               With the continuous change in the regulations being imposed upon the janitorial and cleaning supplies industry, the individual companies in the industry, in particular the small to mid-size companies, are likely to experience an increase in costs in their compliance programs. The Company believes that consolidation is being fueled in part by a consolidated company's ability to finance such compliance programs and the reduction in expense through allocation of the expense throughout the consolidated company. In addition, a consolidated company may have the resources available to hire environmental consultants in order to assist it in complying with the environmental laws and regulations as they are continuously enacted.

          (3)  Advantages of Vertical Integration

               The Company believes that the consolidation of the industry is also being fueled by the push toward integrated supply. Distributors are looking to simplify the purchasing process and reduce the number of suppliers with which they must interact. This has two key effects. First, it provides opportunities for distributors to reach geographically dispersed customers, thereby expanding its markets and market share. Second, it fuels the acquisition trend as large wholesale distributors look to expand their product lines. By acquiring a manufacturing company, a distributor may increase the number of products it may offer because, in addition to the large number of products manufacturer may produce, many manufacturers carry unique products they have developed which are not carried by other manufacturers.

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          (4)  Application of Technology

               The janitorial/sanitary supply industry, as is true with most wholesale distributors, is just beginning to embrace the application of technology to improve operations and service levels. The most notable technology opportunities concern the Internet. Again, the Company believes that the ability of a consolidated company to pool revenues to explore cutting edge technologies available will spur such consolidation. The Company plans to embrace the use of the Internet to better achieve its goals and to secure its position as a competitive element in the janitorial/sanitary supply market.

               The explosion of the Internet, as a low cost, ubiquitous communications channel, has created significant opportunities for those willing to embrace this new channel. It affords the opportunity to reach manufacturers and customers more efficiently and streamline the acquisition process. The Company estimates that most of sanitary supply manufacturers have Internet access, yet less than half of the distributors are on-line. The Internet allows customers to keep up-to-date on product offerings, order products more efficiently, and obtain valuable information regarding product use and safety. The Company intends to implement a company-wide, Internet based network linking all its distributors with the Company. The Company also intends to reach retail customers through an Internet-based electronic commerce program that would allow consumers to order products through the Company's web site by using credit cards and receive next-day delivery through a nationally recognized overnight carrier service.

               In its initial efforts in this area, the Company entered into a letter of intent with ResponseLogic, Inc., an Internet marketing and electronic commerce company, to implement the Company's electronic distributor network and "eCommerce" program. The letter of intent expired as of April 30, 1999 and the parties have decided not to continue working together. Total expenditures by the Company prior to the abandonment of this venture were approximately $11,000, which was treated as an expense. The Company has no ongoing interest of any kind in clickUP.com, Inc., the entity initially established to operationalize the joint venture with ResponseLogic. To the best knowledge of the Company, ResponseLogic retains 100% ownership of clickUP.com, Inc. The Company has no knowledge of the current operations, if any, of clickUP.com, Inc.

               The Company plans to implement its eCommerce program in four phases with the goal of fully implementing such program by January 1, 2001. During the first phase, the Company retained Telcom.net, an Internet web site developer, to implement the Company's initial informational web site http://www.evclean.com in July of 1999. In addition, the Company entered
----------------------
into an agreement with b2bstores.com, Inc. ("b2bstores"), a
California-based designer and producer of Internet-based electronic commerce programs and on-line "stores." Pursuant to the agreement ("b2bstores Agreement"), b2bstores has implemented the Company's initial eCommerce web site (http://www.b2bgoods.com).
 -----------------------

          The Company's "b2bgoods.com" web site currently offers approximately 25,000 office supply products and janitorial and sanitary products for electronic purchases. Pursuant to the b2bstores Agreement, b2bstores provides the Company with web site transaction processing and e-

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commerce services for its b2bgoods.com web site through b2bstores' e-commerce backbone. For these services, b2bstores is to receive from the Company a fee equal to the greater of (a) 10% of the Company's revenues generated through e-commerce activities conducted through www.b2bgoods.com or (b) 50% of the Company's gross profits generated through e-commerce activities conducted at www.b2bgoods.com. Pursuant to the same agreement, b2bstores also hosts on-line stores at its web site
(http://www.b2bstores.com), through which the Company's products are being
-------------------------
offered for electronic purchases. All of the Company's products purchased through b2bstores' web site are to be distributed directly to b2bstores' customers by the Company through its distributor network. The Company will charge b2bstores a price for each product equal to its cost for the product and will receive 2-5% of the gross payment that the end-users will pay on each product sold at such on-line stores hosted on the b2bstores web site. The Company has also agreed that, in connection with its eCommerce program, it will sell its products on the Internet only through the b2bgoods.com or the b2bstores.com site and that it will not sell on its web site any products other than its current products, until it owns less than 10% of b2bstores' outstanding common stock.

               For the second phase of the program, the Company plans to complete by May 2000 its web-based product catalogues describing all of the Company's products and suggested uses. The Company also plans to complete and distribute the CD-ROM based catalogues for its distributors and customers to enhance the ordering capacity of those who do not wish to order over the Internet. For the third phase of the program, by August 2000, the Company plans to electronically compile comprehensive "material safety and data sheets" for its products so that its distributors and customers can easily access them for references. The Company intends to complete the fourth and final phase of its eCommerce program by January 2001. Upon successful completion, the program will include the following additional services;

     . an electronic auction site through which the Company's business customers can sell their excess inventories to bidders;

     . a central internet-based management software program which links each subsidiary with the distributors and customers and provides paperless accounting and ordering process; and

     . an interactive electronic customer service representative to whom the customers can direct their questions and request for advices concerning the Company's products.

     The costs of implementing the initial informational web site and eCommerce program were not material and management of the Company does not believe that ongoing costs of integrating new distributors will be material. There is no guarantee that the Company will be able to implement the remaining phases of its eCommerce program as planned.

     The Company, Richard Kandel ("Kandel"), Randall Davis ("Davis") and Steven
C. Etra were the principal shareholders of b2bstores prior to its initial public offering on February 15, 2000. Since its inception in June 1999 until the initial public offering, b2bstores' working capital requirements had been satisfied through capital contributions made by the Company, Kandel, Davis and Mr. Etra and loans made to it by the Company. In June 1999, the

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Company, Kandel, Davis, Mr. Etra, and others purchased an aggregate of 3,410,000 shares of b2bstores common stock for $27,500 in the form of $11,000 in cash and the transfer to b2bstores of all of rights and interest in www.b2bstores.com and all related assets, including intellectual property.

     In June, July, November, December 1999 and January 2000, the Company made loans to b2bstores in the aggregate principal amount of approximately $1,199,836. These loans carried an interest rate of 8% per annum and were paid in full on February 18, 2000. In August 1999, b2bstores consummated a financing in which it raised proceeds of $625,000 through the sale of 310,000 shares of its common stock to Kandel, Mr. Etra and Mr. Etra's affiliates.

     B2bstores completed its initial public offering on February 15, 2000 in which it issued 4,000,000 shares of its common stock. Immediately before the public offering, the Company owned 2,000,000 shares of the b2bstores common stock, constituting approximately 49.7 % of the total outstanding b2bstores common stock while Kandel, Davis and Steven C. Etra each owned additional 1,233,333 shares (30.7%), 333,333 shares (8.3%) and 169,334 shares (4.2%) of
b2bstores common stock, respectively. On February 16, 2000, immediately after the public offering of b2bstores common stock, the Company, Kandel, Davis, and Steven C. Etra each owned approximately 24.9%, 15.4%, 4.1% and 2.1% of the outstanding b2bstores common stock, respectively.


     The Company has also furnished some of b2bstores' vendors with guarantees with respect to b2bstores' obligations to them. As of January 1, 2000, b2bstores owed in aggregate less than $10,000 to such vendors to whom the Company provided guarantees. The Company has also provided a guaranty for b2bstores' lease and signed such lease as the guarantor. The b2bstores' lease expires on August 31, 2001 with yearly rent payment totaling $75,000. The Company received no compensation or other consideration for acting as b2bstores' guarantor.

     Kandel, the Chairman and Chief Executive Officer of the Company, serves as the chairman of the board of b2bstores. He has entered into a three-year employment agreement with b2bstores effective November 1999. Pursuant to the terms of such agreement, Mr. Kandel will be required to devote 50% of his business time to the operations of b2bstores. Kandel's position as a director, officer and shareholder of each of the Company and b2bstores may create or appear to create potential conflicts of interest when he is faced with decisions that could have different implications for the Company and b2bstores. However, Kandel will refrain from participating in any decision or other action as a director or officer of either company if it presents such a conflict of interest. (See "Description of Business--Business of Issuer--Competition)

    In addition, Davis, President and Director of the Company, and Steven Etra, Secretary and Director of the Company, hold 4.1% and 2.1% respectively of the b2bstores common stock as of February 16, 2000. Davis's and Etra's positions as directors, officers, and shareholders of the Company and as shareholders of b2bstores may create or appear to create potential conflicts of interest when they are faced with decisions that could have different implications for the Company and b2bstores. Both Davis and Etra will refrain from participating in any decisions or other actions as directors or officers of the Company if it presents such a conflict of interest.

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     C.   The Company's Products, Sales and Marketing

          Kandel distributes approximately 1,000 janitorial/sanitary products to customers in the New York City metropolitan area, where it has been in business for 48 years. NISSCO serves as the purchasing agent for a marketing group consisting of over 270-member sanitary/janitorial supply and related paper products companies which account for over $45 million in annual purchases of janitorial/sanitary supplies and related paper products. CIC is a San Antonio-based regional manufacturer, distributor and retail vendor of cleaning supplies to customers located within Southern Texas. Superior operates three distribution centers within the State of Kentucky from which it distributes cleaning products. The Company has not integrated the operations of these subsidiaries, nor does the Company intend to do so in the foreseeable future, as they occupy different geographic market niches.

          The combined businesses of the Company represent distribution of over 1,200 products to over 1,000 customers directly in New York, Texas and Kentucky and, through NISSCO, throughout all 50 states. The Company competes principally on the basis of price and value-added services such as next-day delivery, training, customer support and technological innovation in distribution.

          Products distributed by the Company's subsidiaries are generally shipped by truck or other common carriers to local distributors who keep an inventory of the most popular products. Less commonly ordered products can be shipped via UPS or other delivery service for next day delivery or by the same common carriers for less time-sensitive deliveries. Products ordered by customers over the Internet will be shipped to such customers directly by the Company's master distributors, which maintain regional distribution centers across the United States. The Company conducts its businesses with the master distributors through customary purchase orders.

          The Company purchases products, through master distributors, from a wide variety of manufacturers. Master distributor refers to a large distributor with national or regional distribution capabilities. Master distributors the Company uses include Bunzl/Papercraft, TEC Products, Inc., La Gass Bros., Inc. and Sweet Paper Company. The Company believes that virtually all of its products are available from multiple sources and the loss of one or even several sources would not have a material adverse effect on the Company's business. Similarly, the Company sells to over 1,000 customers, none of which accounts for more than 3% of the Company's sales on an annual basis. Accordingly, the Company is not overly dependent on any one or few customers. NISSCO acts as purchasing agent for a nationwide network of distributors. NISSCO derives its revenues from a 5% rebate from manufacturers on all purchases made by group members. NISSCO shares this rebate with its distributors, passing on 2% of the aggregate rebates to the distributors.

     D.   Competition

          The market for janitorial/sanitary supplies has only a few large, well-capitalized competitors and consists of a large number of small companies servicing local and regional markets. The larger suppliers in the industry include:

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          Unisource Worldwide
          W.W. Grainger
          Corporate Express
          ResourceNet International
          Waxie Sanitary Supply

          Most of these corporations have multiple divisions, with one of those being in the sanitary/janitorial supply industry. The Company is not currently a significant competitor in the industry in terms of annual sales and its market share is negligible. However, the Company believes that, through an aggressive plan of acquisitions, it can become a significant industry competitor within 18 months to two years. There can, of course, be no assurance that the Company will be successful in identifying attractive acquisition targets, negotiating advantageous acquisition terms or obtaining the financing necessary to sustain growth through acquisitions. Failure of the Company to achieve any one of these goals could force it to substantially curtail its acquisition plans. If the Company were forced to do so, it would focus its activities on attempting to foster internal sales growth and profitability, but such growth would be much slower than under the Company's current plans and the Company's plan to become a significant industry leader could be in jeopardy.

          The Company believes that, while the larger distributors are the main competition in the industry, many of the independent janitorial/sanitary supply distributors still maintain a healthy and profitable local market share. Competition is, however, forcing prices down and leaving the independently run companies more vulnerable. With the market being serviced by what the management considers only a few large competitors, most of the overall market, based on total sales, is divided among a large number of smaller competitors.

          The larger competitors have competitive advantages over the Company in the economies of scale they realize through centralized purchasing, the ability to carry extensive product lines to provide their customers with "one stop shopping" for all their janitorial/sanitary supplies, their ability to provide favorable payment terms to customers and their ability to realize broad-based efficiencies through the strategic implementation of information technology. Small companies tend to compete through provision of additional or superior services such as personalized customer service. The combined experiences of the Company's management in the industry has brought it to the conclusion that, while customers are always looking for better pricing, they are sometimes motivated in their purchase decisions by customer service and value-added services. Management of CIC and Superior have indicated that their experience is similar. Management believes that this is one of the key reasons why the smaller, independent distributors are still a major force within the industry. The relationships that exist and the service levels that can be offered by the smaller distributors keep customers loyal. Often, the small distributors provide a specialization or niche product that the larger distributors will not spend the time to provide. In being closer to their customers, the small distributors can and must provide value-added services, such as education and training, to maintain the needed profit margins.

     B2bstores sells through the Internet many of the same janitorial/sanitary products and other office supply products that the Company sell through its web site, and, therefore, it may be deemed a competitor of the Company in that regard. The Company has agreed with b2bstores that, in connection with its eCommerce program, the Company will sell its products on the Internet only through the b2bgoods.com or the b2bstores.com site and that it will not sell on its web site any products other than its current products, until it owns less than 10% of b2bstores' outstanding common stock.

     The Company, Kandel, Davis and Steven C. Etra were the principal shareholders of b2bstores prior to its initial public offering on February 15, 2000. Since its inception in June 1999 until the initial public offering, b2bstores' working capital requirements had been satisfied through capital contributions made by the Company, Kandel, Davis and Mr. Etra and loans made to it by the Company. In June 1999, the Company, Kandel, Davis, Mr. Etra, and others purchased an aggregate of 3,410,000 shares of b2bstores common stock for $27,500 in the form of $11,000 in cash and the transfer to b2bstores of all of rights and interest in www.b2bstores.com and all related assets, including intellectual property.


     In June, July, November, December 1999 and January 2000, the Company made loans to b2bstores in the aggregate principal amount of approximately $1,199,836. These loans carried an interest rate of 8% per annum and were paid in full on February 18, 2000. In August 1999, b2bstores consummated a financing in which it raised proceeds of $625,000 through the sale of 310,000 shares of its common stock to Kandel, Mr. Etra and Mr. Etra's affiliates.

     On February 16, 2000, immediately after the public offering, the Company owned 2,000,000 shares of the b2bstores common stock, constituting approximately 24.9% of the total outstanding b2bstores common stock while Kandel, Davis and Steven C. Etra each owns additional 1,233,333 shares (15.4%), 333,333 shares (4.1%) and 169,334 shares (2.1%) of b2bstores common stock, respectively.

     The Company has also furnished some of b2bstores' vendors with guarantees with respect to b2bstores' obligations to them. As of January 1, 2000, b2bstores owes in aggregate less than $10,000 to such vendors to whom the Company provided guarantees. The Company has also provided a guaranty for b2bstores' lease and signed such lease as the guarantor. The b2bstores' lease expires on August 31, 2001 with yearly rent payment totaling $75,000. The Company received no compensation or other consideration for acting as b2bstores' guarantor.

     Kandel, the Chairman and Chief Executive Officer of the Company, serves as the chairman of the board of b2bstores. He has entered into a three-year employment agreement with b2bstores effective November 1999. Pursuant to the terms of such agreement, Mr. Kandel will be required to devote 50% of his business time to the operations of b2bstores. Kandel's position as a director, officer and shareholder of each of the Company and b2bstores may create or appear to create potential conflicts of interest when he is faced with decisions that could have different implications for the Company and b2bstores. These decisions may relate to:

     .    potential acquisitions of businesses;

     .    intercompany agreements;

     . the establishment of e-commerce marketing arrangements and other areas of competition;

     .    the issuance or disposition of securities; and

     .    the election of directors.

     Given Kandel's roles with both the Company and b2bstores and the potentially competitive position of each business, he may not always be able to align his interest with the interests of both businesses. Kandel will refrain from participating in any decision or other action as a director or officer of either company if it presents such a conflict of interest.

     In addition, Davis, President and Director of the Company, and Steven Etra, Secretary and Director of the Company, hold 4.1% and 2.1% respectively of the b2bstores common stock as of February 16, 2000. Davis's and Etra's positions as directors, officers, and shareholders of the Company and as shareholders of b2bstores may create or appear to create potential conflicts of interest when they are faced with decisions that could have different implications for the Company and b2bstores. Both Davis and Etra will refrain from participating in any decisions or other actions as directors or officers of the Company if it presents such a conflict of interest.

     E.   Acquisition Program

          The Company's objective is to build a strong presence in the janitorial/sanitary supplies distribution industry at a middle market level through the implementation of the Company's acquisition program. In the first stage of its acquisition program, the Company intends to acquire approximately six to eight sanitary supply distributors, which fit the Company's profiles for suitable acquisition targets. According to the Company's target profile, a suitable acquisition target will:

          .      have annual revenue in the $2 million to $10 million range;

          .      have net pre-tax profits of at least 10% of gross revenue; and

          . have management whose key members have expressed their willingness to work for the Company on long term basis.

          Management believes that this series of acquisitions can be completed within the next six months, although there can be no assurance that all these acquisitions will be completed on time or at all, or that historical results of any acquired companies will be repeated under Company ownership. The first two of such acquisitions were the CIC and Superior transactions which were completed in August of 1999. The Company has also completed the acquisition of June Supply on December 16, 1999. In addition, five other candidates have provided the Company with preliminary financial, commercial and organizational information relative to the Company's analysis of these companies in acquisition negotiations, though no contracts have been prepared. The Company continues to investigate other potential target companies.

          On June 1, 1999, in furtherance of the acquisition program, the Company received aggregate proceeds of $3,000,000 from a private offering of 300 units at an offering price of $10,000 per unit. Each unit was comprised of a 12.75% Subordinated Promissory Note due April 1, 2002 in the principal amount of $10,000 and 2,400 common stock purchase warrants. Each warrant is exercisable for one share of the Company's Common Stock (as defined herein), at an exercise price of $4.25 per share, at any time from six months from their date of issuance to four years from that date. The Company used these proceeds to acquire CIC and Superior and the balance will be used for working capital purposes.

          In December of 1999, the Company began a private placement of a minimum of 200 units and a maximum of 800 units at $10,000 per unit, each unit consisting of 100 shares of Series B Cumulative Convertible Preferred Stock (the "Series B Stock") and 1000 common stock purchase warrants. On December 15, 1999, the Company sold an aggregate of 253.4 units to approximately 60 accredited investors for aggregate proceeds to the Company of $2,534,000. As part of the same offering, the Company sold an additional 2.5 units to Barry Gordon, a Director of the Company for an aggregate proceed of $25,000. The Company closed the private placement as of December 31, 1999. (see "Description of Securities - Preferred Stock") The Company used part of the proceeds from this offering to acquire June Supply and the balance will be used for working capital purposes.

          In mid-January, 2000, the Company began a new private placement of a maximum of 137,500 units at $8.00 per unit, each unit consisting of two (2) shares of Common Stock and one (1) common stock purchase warrant. The Company expects to continue the new private placement until February 29, 2000, or until the maximum number of units are sold. The Company will use the proceeds from this offering to continue its acquisition program as well as for working capital purposes.

          There can be no assurance that the Company will obtain any additional financing on terms satisfactory to it. The failure of the Company to obtain additional financing will have a materially adverse effect on its ability to implement its acquisition strategy.

     F.   Corporate Structure, Strategic Planning and Integration of
          Acquisitions

          The Company plans to maximize the revenue and profitability of its acquired companies through the enhancement of core revenues, reductions in the costs of goods sold, the emphasis of personalized customer service and the implementation of industry technologies that allow centralized purchasing, inventory management and supply.


          For the short term following most acquisitions, the acquired companies will be maintained as wholly owned subsidiaries of the Company. Each acquired company will maintain a local manager and, at least initially, retain its name. The Company will attempt to capitalize upon the acquired company's existing market presence, to establish the Company as a recognized national industry leader and to use this image of the Company to augment the acquired company's image in the local or regional market. The Company intends, where practical, to integrate operations of acquired companies and to implement a "best practices" program through which advantageous business practices of an acquired company will be implemented in other acquired companies. The Company intends to pursue these activities in a manner designed to retain a high percentage of existing accounts and does not burden local operations with excessive overhead. The Company intends a strong focus on maintaining value-added levels of customer service while attempting to realize improved economies of scale.

          The Company then intends to utilize selected acquired companies as regional distribution "hubs" to which additional revenues can be added through incremental acquisitions of smaller local companies, each generating $750,000 to $1,250,000 in annual revenues. Each hub company will be used to centralize purchasing and administrative services such as payroll, insurance and accounting for its region.

          If the Company is successful in achieving aggregate annual revenues of approximately $25 to $35 million, and regional hubs are in place, the Company would begin the nationwide centralization of administrative services, such as legal, accounting, systems integration and implementation, insurance purchasing and auto and truck purchasing. The goal of this stage is to maximize cost savings and profits. During this stage, the Company intends to introduce to its business customers other value-added services such as education and training of their employees on product usage and selection and consultation on health, safety, and regulatory issues. Also, during this phase, the Company would attempt to establish a national, private label brand of products to be sold through the Company's distribution network. This consolidation would help build economies of scale, enable the application of professional management techniques, and expand its geographic reach. At the same time, where practicable, the Company intends to retain local management to maintain customer relationships.

          Management's current business plan is highly dependent upon the successful completion of a series of acquisition transactions and the ability of the Company to attract the requisite financing on terms favorable to the Company. Management believes that these plans are reasonable based upon the fact that Management has already identified at least 5 companies in the United States that fit the Company's acquisition profile and the initial success management has achieved in acquiring financing for the Company. If for any reason the Company is unable to obtain sufficient financing to complete its program or is unsuccessful in identifying favorable acquisition targets, negotiating acquisition transactions and completing its program, it is likely that the Company would not be able to meet the revenue growth plans contained in its current business plan. Should that occur, management would focus the Company's efforts on internal growth and greater profitability through expanded marketing programs and information technology and, in particular on its efforts to market and sell its products through the Internet. Growth through these means would be slower than that management believes is possible through acquisitions. Factors external to the Company, including the performance of the stock markets and the general availability of credit through banks and other sources could adversely affect the ability of the Company to continue to effect acquisition transactions.

     G.   Trademarks



          The Company has no trademarks, patents or other licenses that are material to the conduct of its business.

     H.   Research and Development


          The Company has no material research and development expenses.

     I.   Employees

          The Company, through its subsidiaries, currently employs approximately sixty (60) full-time employees. Four of the Company's drivers and warehousemen are members of various collective bargaining units, with contracts extending to September 1, 2001. The Company has not experienced any work stoppages and believes its relationships with its employees are satisfactory.

     J.   Governmental Regulations

          There are a number of government agencies that set standards and regulations on the use and handling of chemical products and for sanitary conditions. Included in these agencies are the Occupational Safety and Health Administration (OSHA) which regulates chemicals related to occupational safety, the Environmental Protection Agency (EPA) chartered to protect land, air, and water, and the Consumer Product Safety Commission (CPSC) which regulates use and labeling of chemicals and products. These agencies issue rulings that directly affect the practices and purchases of the sanitary/janitorial supplier's customers.

          Maintenance and distribution of many of the Company's products are subject to extensive regulation at the federal, state and local levels. In particular, the Company is subject to regulations involving storage of hazardous materials promulgated by the Federal Environmental Protection Agency and the Occupational Safety and Health Act. As such, the Company's business is dependent upon continued compliance with governmental regulations regarding the operations of the Company's facilities. The Company believes that it is in substantial compliance with all such regulations that are applicable to its business. However, failure to maintain and demonstrate compliance with all such regulations could result in the preclusion of handling certain product lines, result in mandated clean up expenditures, and could have a material adverse effect on the business and prospects of the Company.

          The costs to the Company of complying with environmental regulations are not material.

Item 2.   Management's Discussion and Analysis or Plan of Operation.

Plan of Operations

     During the 12-month period following the date of this Amendment to Form 10-SB, the Company intends to substantially expand its business through the completion of several acquisition transactions. (See Item 1. "Description of Business"). An acquisition program such as that being conducted by the Company requires virtually constant access to capital in order to enable the Company to purchase companies.

     In December of 1999, the Company began a new private placement of a minimum of 200 units and a maximum of 800 units at $10,000 per unit, each unit consisting of 100 shares of Series B Cumulative Convertible Preferred Stock and 1000 common stock purchase warrants. On December 15, 1999, the Company sold an aggregate of 253.4 units to approximately 60 accredited investors for aggregate proceeds to the Company of $2,534,000. As part of the same offering, the Company sold an additional 2.5 units to Barry Gordon, a director of the Company for an aggregate proceed of $25,000. The Company closed the private placement as of December 31, 1999. (See "Description of Securities - Preferred Stock")

     If the Company continues to be successful in identifying acquisition targets and completing acquisitions according to its business plan, there will be a need for additional funding of approximately $2,000,000 in the first six months of calendar 2000. If the Company is not successful in completing acquisitions according to the schedule contemplated by its current business plan, the Company's need for additional capital will be reduced or delayed.


     In mid-January 2000, the Company began a new private placement of a maximum of 137,500 units at $8.00 per unit, each unit consisting of two (2) shares of Common Stock and one (1) common stock purchase warrant. The Company expects to close the new private placement by February 29, 2000, or when the maximum number of units are sold. The proceeds from this offering will be used for the acquisition program, as well as for working capital purposes.

     There can be no assurance that the Company will be successful in attracting the requisite capital on terms favorable to the Company or at all. Failure to attract such capital would seriously impair the Company's ability to grow according to its current plans and to attain its revenue and profit targets.

     The Company has no material research and development expenditures nor does it anticipate that it will have any such expenditures in the next 12 months.

     The Company's additions to plant and equipment will be incident to the acquisitions that have been previously discussed. If the Company is successful in completing its acquisitions as planned, the number of employees of the Company, including its subsidiaries, could expand to as many as approximately 250 by the end of calendar 2000.

Results of Operations

     On January 15, 1999, Enviro-Clean of America, Inc. completed the acquisition of Kandel & Son, which acquisition became effective as of January 1, 1999. Prior to the acquisition, Kandel & Son's fiscal year-end was August 31 and Enviro-Clean's fiscal year-end was December 31. Subsequent to the acquisition, the Company adopted a December 31 fiscal year-end. As a result of the change in fiscal year and the acquisition accounted for as a pooling of interest, the Company's financial statements as of and for the periods ended December 31, 1998 and June 30, 1998 have been restated to retroactively combine Kandel & Son's results of operations as if the acquisition had occurred at the beginning of the earliest period presented.

     The consolidated statements of operations, cash flows and stockholder's equity/deficiency for the year ended December 31, 1998 reflect the results of operations of Enviro-Clean for the period from December 9, 1997 (date of inception) to December 31, 1998, combined with the results of operations of Kandel & Son for the year ended September 30, 1998. The consolidated balance sheet as of December 31, 1998 reflects the financial position of Enviro-Clean on that date combined with the financial position of Kandel & Son as of September 30,1998. As a result of the companies having different fiscal years, Kandel & Son's results of operations for the three-month period ended December 31, 1998 and for the one month period ended September 30, 1997 have been excluded from the reported results of operations. Kandel's revenue for the three-month period ended December 31, 1998 and the one-month period ended September 30, 1997 was $443,142 and 146,526, respectively. Kandel's net income for the three-month period ended December 31, 1998 and the one-month period ended September 30, 1997 was $27,150 and $4,921, respectively. Such amounts are comparable to the results of operations and revenue of Kandel expected on an annualized basis.

     Results of operations for the six-month period ended June 30, 1999 and 1998:

     The net sales increased $902,924 for the six-month period ended June 30, 1999 ("1999") as compared to the six-month period ended June 30, 1998 ("1998") from $919,451 to $1,822,375. This increase is attributable to NISSCO being consolidated with the Company in 1999. Net sales of Kandel & Son Subsidiary are comparable for each period.

     The gross profit percentage increased from 46% for 1998 to 53% for 1999. This increase is attributable to the inclusion of NISSCO in 1999. NISSCO averages a gross profit percentage of approximately 70% because it sells services rather than products. The gross profit percentage for Kandel decreased slightly from 1998 to 1999 due to competition in Kandel & Son's market; however, NISSCO's gross profit percentage offsets this decrease.

     The operating expense increased from $415,860 for 1998 to $977,245 for 1999, approximately 135%. The majority of this increase, approximately $450,000, was due to the inclusion of NISCCO in 1999. Additionally, there was an amortization of goodwill booked on the acquisition of NISSCO of approximately $149,000. Kandel & Son's expenses were comparable between 1999 and 1998.

     The Company had a net loss in 1999 of $76,052, or $.03 per share, as compared to net income of $6,929, or $.00 per share in 1998. If the amortization of goodwill, a non-cash expense, were eliminated in 1999, the Company would have had a net income of approximately $73,000 in 1999.

Liquidity and Capital Resources

     The Company's only activities in the year ended December 31, 1998 consisted of extensive research, developing and refining of its business plan, sales of its securities to raise initial capital, the placing of deposits for the NISSCO acquisition and related administrative expenses, including professional fees.

     The Company has funded its requirements for working capital and acquisitions through a series of equity private placements and the issuance of long-term debt. During the six-month period ended June 30, 1999, the Company issued a total of 370,000 shares of Common Stock for $925,000. In addition, as of June 1, 1999, the Company issued units consisting of 12.75% promissory notes due April 1, 2002 and common stock purchase warrants in the aggregate amount of $3,000,000. The Company's only significant use of cash was the balance of cash paid for the NISSCO and Kandel acquisitions of $652,451.

     For the six-month period ended June 30, 1999, the Company's cash flows from operations was positive $331,721, as a result of a net loss of $76,052 and adjustments to arrive at cash provided by operating activities of depreciation of $22,556, amortization of goodwill of $148,861 and amortization of note discount of $19,961, a decrease in accounts receivable of $36,961, a decrease in inventory of $24,613 and increases in accounts payable and income taxes payable of $176,550 and $3,102, respectively, offset by an increase in prepaid expenses of $24,831.

     In December of 1999, the Company began a private placement of a minimum of 200 units and a maximum of 800 units at $10,000 per unit, each unit consisting of 100 shares of Series B Stock and 1000 common stock purchase warrants. On December 15, 1999, the Company sold an aggregate of 253.4 units to approximately 60 accredited investors for aggregate proceeds to the Company of $2,534,000. As part of the same offering, the Company sold an additional 2.5 units to Barry Gordon, a Director of the Company for an aggregate proceed of $25,000. The Company closed the private placement as of December 31, 1999. (see "Description of Securities - Preferred Stock") The Company used part of the proceeds from this offering to acquire June Supply and the balance will be used for working capital purposes.

     In mid-January, 2000, the Company began a new private placement of a maximum of 137,500 units at $8.00 per unit, each unit consisting of two (2) shares of Common Stock and one (1) common stock purchase warrant. The Company expects to continue the new private placement until February 29, 2000, or until the maximum number of units are sold. The Company will use the proceeds from this offering to continue its acquisition program as well as for working capital purposes.

     The Company expects its capital requirements to increase during the fiscal year 2000 as it continues its acquisition program and invests in expanded administrative and sales and marketing infrastructure to support increasing sales volume. The Company's future liquidity and capital funding requirements will depend on many factors, including the extent to which the Company is successful in implementing its acquisition program, and the extent to which the Company is able to raise additional funds through equity and debt issuances.


     It is currently impossible to determine the number of shares of Common Stock that will be issuable to Thomas B. Haines in connection with the purchase by the Company of NISSCO. Under the terms of Mr. Haines' agreement with the Company, the Company is obligated to issue additional shares of Common Stock to Mr. Haines in the event that the bid price per share of the Company's Common Stock is less than $5.00 for the ten (10) trading days immediately preceding January 15, 2001 (the "Average Bid Price Per Share"). The number of shares to be issued is equal to the number of shares necessary so that the dollar amount of additional shares, valued at the Average Bid Price Per Share, issued to Mr. Haines on January 15, 2001, is equal to $2,500,000. The Company is authorized to issue 20,000,000 shares of common stock, par value $.001 per share ("Common Stock"), of which 4,501,000 shares are issued and outstanding as of January 1, 2000.

Item 3.   Description of Property.

(a) The Company's executive offices are located at 211 Park Avenue, Hicksville, NY 11801, where Kandel & Son's offices are located. The Company also maintains offices at the offices of CIC at 1023 Morales Street, San Antonio, TX 78207. At this time the Company does not pay rent at either location, as Kandel & Son and CIC are the lessees for the respective premises. NISSCO and Kandel & Son currently lease their properties from unrelated parties and CIC and Superior lease their facilities from their former owners. Management of the Company believes that the rental rates for each of these facilities is at least as favorable as market terms. Combined rent expense for NISSCO, Kandel & Son, CIC and Superior is estimated to be approximately $463,000 for the next 12 months.

(b) The Company does not invest in real estate, other than as incident to its business.

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

(a)  Security Ownership of Certain Beneficial Owners

     The following information relates to those persons known to the Company to be the beneficial owner of more than 5% of the Common Stock, the only class of voting securities of the Company outstanding, as of January 1, 2000.


NAME AND                                      AMOUNT AND
ADDRESS OF                                    NATURE OF
BENEFICIAL OWNER                              BENEFICIAL OWNER       % OF CLASS
----------------                              ----------------       ----------

Richard Kandel
c/o Enviro-Clean of America, Inc.                2,850,400 /1/          56.43%
211 Park Avenue
Hicksville, NY  11801

NAME AND                                      AMOUNT AND
ADDRESS OF                                    NATURE OF
BENEFICIAL OWNER                              BENEFICIAL OWNER       % OF CLASS
----------------                              ----------------       ----------

Steven C. Etra
c/o Manufacturers Corrugated Box Co., Inc.         529,554/2/           10.98%
5830 57/th/ Street
Maspeth, NY 11378

/1/ Includes 500,000 shares of Common Stock issuable pursuant to conversion rights of Series A Stock (as defined herein), 24,000 shares of Common Stock issuable upon exercise of warrants held by Kara Kandel, daughter of Richard Kandel and 26,400 shares of Common Stock issuable upon exercise of warrants held by Ross Kandel, son of Richard Kandel.

/2/ Includes 125,000 shares of Common Stock issuable upon exercise of options granted to Mr. Etra; 70,000 shares of Common Stock issuable pursuant to conversion rights of Series E Stock (as defined herein); 20,000 shares of Common Stock held by, and 11,200 shares of Common Stock issuable upon exercise of warrants held by, and 8,000 shares of Common Stock issuable pursuant to conversion rights of the Series B Stock held by, Lances Property Development Pension Plan, a company 50% owned by Mr. Etra; 6,000 shares of Common Stock held by, 15,400 shares of Common Stock issuable upon exercise of warrants held by, and 26,000 shares of Common Stock issuable pursuant to conversion rights of the Series B Stock held by, Blaire Etra, wife of Mr. Etra; 12,200 shares of Common Stock issuable upon exercise of warrants held by, and 10,000 shares of Common Stock issuable pursuant to conversion rights of the Series B Stock held by, Irving Etra Family Trust, which Mr. Etra is a beneficiary; 118,500 shares of Common Stock held by, 6000 shares of Common Stock issuable upon exercise of warrants held by, and 12,000 shares of Common Stock issuable pursuant to conversion rights of the Series B Stock held by, SRK Associates, a company controlled by Mr. Etra; and 25,000 shares of Common Stock issuable upon exercise of options granted to SRK Associates.

Randall K. Davis
c/o Enviro-Clean of America, Inc.                  420,000 /3/        8.71%
1023 Morales Street
San Antonio, TX 78207

Thomas B. Haines
c/o Nissco/Sunline, Inc.                           250,000 /4/        5.55%
14848 Old US 41
#13 Sunburst Center, Naples, FL  34110

(b)  Security Ownership of Management

          As of January 1, 2000, the number of shares of Common Stock of the Company owned by the directors and executive officers of the Company are as follows:

                                                     AMOUNT AND
NAME AND ADDRESS                                      NATURE OF
OF BENEFICIAL OWNER                              BENEFICIAL OWNERSHIP                         % OF CLASS
-------------------                              --------------------                         ----------

Richard Kandel                                        2,850,400/5/                                   56.43%
/c//\\o \\ Enviro-Clean of America, Inc.
211 Park Avenue
Hicksville, NY  11801

Steven C. Etra                                          529,554/6/                                   10.98%
/c//\\o \\Manufacturers Corrugated Box Co., Inc.
5830 57/th/ Street
Maspeth, NY 11378

Randall K. Davis                                        420,000/7/                                    8.71%
/c//\\o \\Enviro-Clean of America, Inc.
1023 Morales Street
San Antonio, TX 78207

Thomas B. Haines                                        250,000/8/                                    5.55%
c/o Nissco/Sunline, Inc.
14848 Old US 41

/3/ Includes 100,000 shares of Common Stock held by Colnic Investment Corporation, which is controlled by Randall K. Davis; 250,000 shares of Common Stock issuable pursuant to conversion rights Series D Stock (as defined herein) held by Mr. Randall Davis; 70,000 shares of Common Stock issuable pursuant to conversion rights of Series D Stock held by Charles H. Davis, father of Randall K. Davis, which Randall K. Davis disclaims any beneficial interest therein.

/4/ Excludes 250,000 shares of Common Stock to be issued on January 15, 2000 and 500,000 shares of Common Stock (subject to adjustment) to be issued on January 15, 2001.

/5/  See FN 1 above.

/6/  See FN 2 above.

/7/  See FN 3 above.

                                     AMOUNT AND
NAME AND ADDRESS                      NATURE OF
OF BENEFICIAL OWNER             BENEFICIAL OWNERSHIP          % OF CLASS
-------------------             --------------------          ----------
#13 Sunburst Center
Naples, FL 34110

Steven Haynes                          50,000/9/                 1.11%
c/o Superior Chemical & Supply,
Inc.
1038 West Main Street
Bowling Green, KY  42101

Barry J. Gordon                        30,500/10/                 .67%
c/o American Fund Advisors
1415 Kellum Place, Suite 205
Garden City, NY 11530

Gary C. Granoff                        27,000/11/                 .60%
c/o Ameritrans Capital Corp.
747 Third Avenue, Suite 4C
New York, NY 10017

All officers and directors          4,157,454                   72.37%
As a group

Item 5.   Directors, Executive Officers, Promoters and Control Persons.

     The following is biographical information regarding the executive officers and directors of the Company. Directors of the Company serve for a term of one year or until their successors are elected. Executive officers are appointed by, and serve at the pleasure of, the Board.

     The executive officers and directors of the Company are:

          Name                 Age    Position

          Richard Kandel       47     Chairman, CEO, and Treasurer
          Randall K. Davis     36     President and Director
          Steven C. Etra       51     Secretary and Director
-------------------------------------------------------------------------------
/8/   See FN 4 above.

/9/ Represents 50,000 shares of Common Stock held in the escrow account and to be granted in five annual installments, subject to adjustments.

/10/ Includes 20,500 shares of Common Stock issuable upon exercise of warrants, and 5,000 shares of common Stock issuable pursuant to conversion rights of the Series B Stock.

/11/ Includes 10,000 shares of common Stock issuable pursuant to conversion rights of the Series B Stock and 5,000 shares of Common Stock issuable upon exercise of warrants held by Mr. Granoff; 6,000 shares of Common Stock to be issued upon exercise of warrants held by Leslie Granoff, wife of Gary C. Granoff, and 6,000 shares of Common Stock issuable upon exercise of warrants held by Dapary Management Corp., a company controlled by Mr. Granoff.

           Barry J. Gordon      54  Director
           Gary C. Granoff      51  Director


     Richard Kandel, 47, has served as the Chairman and Chief Executive Officer of the Company from September 1999 to the present. Mr. Kandel has served as the Company's Treasurer since September of 1999. Since July of 1999, Mr. Kandel has served as Chairman of the Board of b2bstores.com, Inc., a business to business full service eCommerce mail mall on the Internet. He graduated in 1974 from Michigan State University with a Bachelor of Science Degree. From 1974 until 1998, Mr. Kandel was the owner and president of Kandel & Son, a sanitary supply distributor in the New York metropolitan region. In January of 1999, Mr. Kandel sold Kandel & Son to the Company. Mr. Kandel is also an owner/director of Camp Pontiac LLC, an eight-week summer sports camp for over 400 boys and girls. In addition, Mr. Kandel is the founder and chairman of No Small Affair, a New York/Florida-based all volunteer organization. This foundation provides events, parties, and outings for thousands of homeless, physically or emotionally challenged.

     Randall K. Davis, 36, has served as a Director and President of the Company from September 1999 to the present. From March 1999 to August 1999, Mr. Davis served as Vice President of the Company. Mr. Davis graduated from the University of Texas in Austin in 1985 with a Bachelor of Arts Degree. From May of 1985 until 1999, Mr. Davis was the co-owner and President/CEO of Davis Manufacturing Company, whose holdings included Sanivac, Inc., and Cleaning Ideas Inc. Davis Manufacturing Company was one of the largest manufacturers of commercial cleaning products in South Texas and had been in operation since 1929. In August of 1999, Mr. Davis, along with family members, sold the Davis family of companies to the Company. Mr. Davis is also the managing partner of Colnic Investment Corp., a private investment company, that invests in private and publicly traded companies. Mr. Davis also serves on the boards of The Texas Manufacturers Assistance Center, Cystic Fibrosis Foundation and Oakwell Farms Association. Mr. Davis spends about 80% of his working hours in fulfilling his duties at the Company

     Steven C. Etra, 51, has served as a Director of the Company from March 1999 to the present. Mr. Etra has served as the Company Secretary from September 1999 to the present. Mr. Etra has been the Sales Manager of Manufacturers Corrugated Box Company since September of 1970, a company owned by Mr. Etra's family for more than 75 years. Additionally, Mr. Etra has been a director of Elk Associates Funding Company ("Elk") since November of 1995. Elk is a publicly traded NASDAQ company under the symbol of "EKFG", with an investment portfolio totaling $45 million. Since June 1996, Mr. Etra has also been a director of Gemini Capital, an automobile finance company.

     Barry J. Gordon, 54, has served as a Director of the Company from September 1999 to the present. Mr. Gordon has over 28 years of investment experience. After several years with New York Hanseatic Corporation as a Senior Security Analyst specializing in aviation and technology, Mr. Gordon joined National Aviation & Technology Corporation as a Portfolio Manager in 1973. He was instrumental in the formation of American Fund Advisors in 1979 and is now Chairman and President. Mr. Gordon is also President of John Hancock Global Technology Fund. In addition, he is Chairman and Managing Partner of the New Jersey Cardinals, a Class A affiliate of the St. Louis

Cardinals and Chairman and Managing Partner of the Norwich Navigators, a Class AA affiliate of the New York Yankees. Mr. Gordon serves as a Director of Robocom Systems, Inc. and Winfield Capital Corp., is a shareholder of the General Partnership that operates a hotel, and won the 1992 Long Island Entrepreneur of the Year Award for Financial Services. Mr. Gordon has been featured in both televisions and print mediums including Good Morning America, Forbes Magazine, CNBC, The Wall Street Journal, The Chicago Tribune, Fortune, and Newsday. Mr. Gordon has also appeared on the CBS, ABC, and NBC Evening News. Mr. Gordon holds an MBA in Finance from Hofstra University and a BBA in Marketing from the University of Miami.

     Gary C. Granoff, 51, has served as a Director of the Company from September 1999 to the present. Mr. Granoff is a Chairman of the Board and President of Ameritrans, a Business Development Company under the Investment Company Act of 1940 (in formation) since 1998, as well as Elk Associates Funding Corporation ("Elk"), a Small Business Investment Company, licensed by the U.S. Small Business Administration since July 1979, where he has served as President since its incorporation in 1979, as its chairman of the board since December 1995.
Elk is also a Business Development Corporation and is registered as an Investment Company under the Investment Company Act of 1940. Mr. Granoff has been a practicing attorney for the past twenty-six years and is presently an officer and stockholder in the law firm of Granoff, Walker & Forlenza, P.C. Mr. Granoff is a member of the bar of the State of New York and the State of Florida and is admitted to the United States District Court of the Southern District of New York. Since 1983, Mr. Granoff is also sole stockholder and President of GCG Associates, Inc., an investment consulting firm. He has served as the President and is the sole stockholder of Seacrest Associates, Inc., a hotel operator, since August 1994. Mr. Granoff has also been a director and President since June 1996 of Gemini Capital Corporation, a company primarily engaged in the business of making consumer loans. In February 1998, Mr. Granoff was elected to and is presently serving as a trustee of the Board of Trustees of The George Washington University. Mr. Granoff holds a Bachelor of Business Administration degree in Accounting and a Juris Doctor degree (with honors) from The George Washington University.

     Thomas B. Haines and Robert W. Moehler, formerly directors of the Company, resigned effective July 12, 1999 and June 30, 1999, respectively, so that board seats might be freed up for those who will be more intimately involved in the Company's ongoing growth and financial activities.

Item 6.   Executive Compensation.

     The Company has entered into an employment agreement (the "Kandel Agreement") with Kandel for a term of three years, whereby Kandel's salary for the year ending December 31, 1999, was $100,000 per annum, and increased by $100,000 per annum on January 1, 2000 and shall increase by $100,000 per annum on January 1, 2001. The employment period shall automatically renew annually for a new three-year term unless prior to the end of the first year of each three-year term, either the Company or Kandel provides notice to the other party to the Kandel Agreement of its intention not to extend the employment period beyond the then current three-year term. Such notice shall be provided not later than 30 days prior to the end of such one-year period.

     In addition to the base compensation, the Kandel Agreement provides for an annual bonus plan whereby the Company agrees to pay Kandel an annual bonus payment for each of the fiscal years during the time of employment equal to fifteen thousand ($15,000) dollars upon the occurrence of each of the following events:

     (a) listing of the Company's shares on NASDAQ, a comparable inter-dealer automated quotation system, or a recognized exchange;

     (b) the Company achieves revenues, as defined in the agreement, for any monthly period that would, if annualized, equal $50 million or more in revenues;

     (c) the Company achieves revenues for any monthly period that would, if annualized, equal $75 million or more in revenues; or

     (d) the Company achieves revenues for any monthly period that would, if annualized, equal $100 million or more in revenues.

     Kandel's agreement may terminate upon various occurrences listed in the Kandel Agreement. If the Company terminates Kandel's employment without cause or for reason other than as provided in the Kandel Agreement, or if such employment is terminated by Kandel for "Good Reason" as defined in the Kandel Agreement, then the Company shall pay Kandel his full salary, bonus and benefits through the date of termination, or, in lieu of salary payments, the Company must pay as severance pay an amount equal to the remainder of the salary, bonus and value of fringe benefits which Kandel would be entitled to receive for the remaining employment period. "Good Reason" is defined as when there is a change in control of the Company and one or more of the following events occurs:

     (a) the assignment to Kandel of any duties inconsistent with his status as Chief Executive Officer of the Company, his removal from the position of Chief Executive Officer of the Company, or a substantial alteration in the nature or status of his responsibilities from those in effect immediately prior to the Change in Control;

     (b) a reduction by the Company of Kandel's annual base salary in effect on the date immediately prior to the change in control;

     (c) the relocation by the Company's principal executive offices to a location more than twenty-five miles from its present location or a requirement that Kandel shall be based anywhere other than the Company's principal executive offices except for required travel on the Company's business to an extent substantially consistent with his business travel obligations prior to the change in control;

     (d) the failure by the Company to continue in effect any bonus plan in which Kandel was participating immediately prior to the change in control; or

     (e) the failure by the Company to continue to provide Kandel with benefits at least as favorable as those enjoyed by him under any of the Company's pension, life insurance, medical, health and accident, disability, deferred compensation or savings plans in which he was participating at the time of the change in control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive him of any material fringe benefit enjoyed by him at the time of the change in control, or the failure by the Company to provide Kandel with the number of paid vacation days to which he was entitled at the time of the change in control.

     The Company entered into an employment agreement with Davis for a term of three years whereby Davis' salary for the year ending December 31, 1999 was $50,000 and increased by $100,000 per annum on January 1, 2000 and shall increase by $100,000 per annum on January 1, 2001. The employment period shall automatically renew for one year unless prior to the end of the three-year term, or any renewal periods, either the Company or Davis provides notice to the other party to the agreement of its intention not to exceed the employment period beyond the then current three-year term. Such notice shall be provided not later than 90 days prior to the end of such three-year term or one-year renewal period, as the case may be.

     In addition to the base compensation, the Company agrees to pay Davis an annual bonus payment for each of the fiscal years during the employment period equal to ten thousand ($10,000) dollars upon the occurrence of the same events as described in the bonus description of Kandel's employment agreement.

     If Davis is terminated without cause, or outside the termination provisions of the agreement, Davis shall be entitled to the full salary, bonus, and benefits through the date of termination of the agreement.

     Davis has also entered into an employment agreement with CIC for a term of five years at an annual salary of $50,000. Under the terms of this agreement, Davis is eligible for annual bonuses to be determined by the board of directors
of CIC.   If Davis' employment is terminated without cause, Davis is entitled to severance pay equal to the amount of salary and bonuses for a period of six weeks to twelve months, depending on Davis' length of employment at the termination.

     Steven C. Etra, a Director and Secretary of the Company, entered into a consulting agreement with the Company dated March 1, 1999, for a term of one (1) year. The agreement shall automatically be renewed for successive periods of one
(1) year unless either party gives written notice to the other of its intention not to renew the agreement. Such notice shall be given at least sixty (60) days prior to the end of the initial term or any renewal term thereof. Under the consulting agreement, Mr. Etra is to receive a monthly fee of $2,000 for financial public relations services.

     The annual base compensation for each of Messrs. Kandel, Davis, Gorelick, Haines and Haynes are:

          Richard Kandel      $200,000

          Randall K. Davis    $200,000 (includes $50,000 in his capacity as
                                        President of CIC)
          Irwin Gorelick      $ 90,000 (in his capacity as President of Kandel &
                                        Son)
          Thomas B. Haines    $ 75,000 (in his capacity as President of NISSCO)
          Stephen Haynes      $ 40,000 (in his capacity as President of
                                        Superior)

     Neither Kandel, Davis, nor Mr. Haines received any compensation from the Company during the year ended December 31, 1998. Kandel received a yearly salary of $100,000 from Kandel & Son in his prior capacity as its president.

     The Company intends to implement a stock incentive plan for its executive management and employees in the future, but the terms and conditions of such plan have not yet been determined. However, certain members of management of the Company hold options to purchase Common Stock, which were not issued pursuant to any option plan.

Item 7. Certain Relationships and Related Transactions.

     The Company was founded on December 9, 1997. At the time of its founding, The Strateia Group, Inc. ("Strateia") received 250,000 shares of Common Stock at a price of $.01 per share. Kandel, Chairman, Chief Executive Officer and Treasurer of the Company, received 2,300,000 shares of Common Stock at a price of $.01 per share. Of Kandel's shares, 1.5 million shares were initially held in the name of the Palmetto Group, Inc. pursuant to certain proposed financing arrangements. When the Company was able to arrange financing on more favorable terms than initially planned, the proposed financing was abandoned and such 1.5 million shares were returned to Kandel.

     On January 26, 1998, Steven C. Etra, a Director and the Secretary of the Company and SRK Associates, LLC, a company controlled by Steven C. Etra, purchased 10,000 and 50,000 shares of Common Stock, respectively, for $.50 per share in an offering in which 42 other investors also purchased Common Stock upon the same terms.

     On December 22, 1998, Steven C. Etra, a Director and the Secretary of the Company purchased 70,000 shares of the Company's Series E Convertible Redeemable Preferred Stock (the "Series E Stock") for $175,000. The Series E Stock were created specifically for the purposes of Mr. Etra's investment and (i) have a stated value of $2.50 per share, (ii) pay an annual dividend equal to 3% of the stated value, (iii) are convertible into shares of Common Stock, par value $.001 per share, of the Company at a conversion price of $2.50 per share and (iv) may be redeemed by the Company at any time after December, 2000, at a redemption price of $3.50 per Series E Stock so redeemed. These conversion and redemption prices are subject to adjustment in the event of recapitalization, stock splits and other enumerated extraordinary corporate events.

     Kandel, Chairman, Chief Executive Officer and Treasurer of the Company, was formerly President and the principal stockholder of Kandel & Son, a company which is currently a principal subsidiary of the Company. Thomas B. Haines, a former Director of the Company, was formerly

Chairman of NISSCO which is also currently a principal subsidiary of the Company, and its NIPPCO division. The terms of the Kandel & Son and NISSCO acquisitions were negotiated between Messrs. Kandel and Haines and the Board of Directors of the Company, which at the time was comprised of Robert W. Moehler and Mary Magourik.


     The Company signed preliminary agreements to acquire all the issued and outstanding capital stock of Kandel & Son in September of 1998 and of NISSCO in October of 1998. Additional negotiations for both companies were finalized on January 15, 1999. Pursuant to the agreements, the Company assumed $665,596 of debt of Kandel & Son, consisting of amounts due and owing in respect of principal and interest to (i) Citibank, N.A. of $99,914, (ii) miscellaneous other debt of $183,329, and (iii) shareholder loans from Kandel totaling $382,353 which the Company has paid. Kandel, as sole shareholder of Kandel & Son, received (1) $684,404 (including prior deposits) in the form of cash and a promissory note, and (2) 500,000 shares of Series A Convertible Preferred Stock (the "Series A Stock"), a class of securities created specifically for the Kandel & Son transaction. The promissory note described in (1) above has been paid in full by the Company and no longer remains outstanding. The Series A Stock (a) bear an annual dividend of 4%, and (b) are convertible into shares of Common Stock of the Company at a conversion price of $5.00 per share. Originally, the Series A Stock were redeemable by the Company at Kandel's option at a redemption price of $5.00 per share at any time after January 15, 2001 and the conversion price was $2.50 per share. However, Kandel, as the sole holder of the Series A Stock, and the Company entered into an agreement effective on September 30, 1999, in which the certificate of designation for the Series A Stock would be amended to remove Kandel's ability to put the Series A Stock to the Company and increased the conversion price from $2.50 to $5.00 per share.


     Thomas B. Haines, as sole shareholder of NISSCO, received $500,000 in cash, and 250,000 shares of Common Stock in connection with the sale of NISSCO to the Company. In addition, Mr. Haines is to receive an aggregate of an additional 750,000 (subject to adjustment as described below) shares of Common Stock in installments of 250,000 which was issued on January 15 of 2000, and 500,000 shares of Common Stock to be issued on January 15, 2001. If on January 15, 2001, the average closing bid price of the Company's Common Stock for the ten trading days immediately preceding January 15, 2001 (the "Average Bid Price Per Share") is not at least $5.00 per share, the Company shall issue additional shares of Common Stock to Mr. Haines such that the aggregate value of the shares issued on January 15, 2001, calculated based on the Average Bid Price Per Share, shall be $2,500,000.


     Strateia is an investment banking and management consulting firm that specializes in initiating consolidation opportunities in fragmented industries. Messrs. Kandel and Haines have invested, and may continue to invest, in opportunities generated by Strateia, other than the Company.


     Steven C. Etra, Director and Secretary of the Company, has entered into a consulting agreement with the Company dated March 1, 1999 for a period of one year pursuant to which Mr. Etra receives a monthly fee of $2,000 for financial public relations services which includes assisting the Company in communicating with investment bankers, financial analysts and potential investors.

     The Company does not have a stock option plan, but has granted options to several of its current and former Board members in consideration for their past and present services. On April 15, 1999, the Company granted 125,000 options to purchase shares of Common Stock to Steven C. Etra, a Board member, exercisable immediately, at an exercise price of $3.50 per share; such options are to expire after the sixth anniversary of the date of their grant.

     On April 15, 1999, the Company granted 25,000 options to purchase Common Stock, exercisable immediately, at an exercise price of $3.50 to SRK Associates, LLC, a company controlled by Steven C. Etra, a Board member; such options are to expire on the sixth anniversary of the date of their grant.

     On April 15, 1999, the Company granted 25,000 options to purchase Common Stock, exercisable immediately, at an exercise price of $4.25 per share to Robert W. Moehler, a former Director of the Company; such options are to expire on the third anniversary of the date of their grant.

     In April and June of 1999, Colnic Investment Corp., a private investment Company controlled by Davis, President of the Company and President of CIC, purchased an aggregate of 100,000 shares of the Company's Common Stock at a purchase price of $2.50 per share for an aggregate investment of $250,000. The investments were made in two purchases of $125,000 each.

     On June 1, 1999, Blair Etra, the wife of Steven C. Etra, Director and Secretary of the Company, purchased one unit, consisting of one 12.75% Subordinated Promissory Note in the principal amount of $10,000 and 2,400 common stock warrants at an exercise price of $4.25 per share, in a private placement.

     In July, 1999, the Company sold 10,000 shares of Common Stock to SRK Associates, LLC, a company controlled by Steven C. Etra, a Director of the Company, at a price of $2.50 per share for aggregate proceeds of $25,000.

     In July, 1999, the Company sold 6,000 shares of Common Stock to Blair Etra, wife of Steven C. Etra, a Director of the Company, at a price of $2.50 per share for aggregate proceeds of $15,000.

     On July 13, 1999, the Company issued 25,000 shares of Common Stock to Harrington, Ocko & Monk, LLP, an outside counsel to the Company, at a price of $5.00 per share in consideration for legal services rendered.

     Effective August 1, 1999, the Company acquired CIC. Prior to its acquisition by the Company, CIC was owned by Davis, President of the Company, and his parents, Charles H. Davis and Carolyn Davis. According to the purchase agreement, the consideration for the merger included: (a) $500,000 in cash; (b) a secured promissory note in the original principal amount of

$900,000 (the "Davis Note") payable to Charles H. Davis; and (c) 320,000 shares of the Series D Cumulative Convertible Preferred Stock (the "Series D Stock"), a class of securities created specifically for the transaction of which 250,000 shares are held by Davis and 70,000 shares are held by Charles H. Davis. In connection with the merger, the Company entered into a Pledge and Security Agreement to secure the payment of the Davis Note. Furthermore, the Company granted piggyback registration rights for the shares of Common Stock into which the Series D Stock is convertible.

     In connection with the acquisition of CIC, CIC subsequently entered into employment agreements for a period of five years beginning August 1, 1999 with Davis, President of the Company, with an annual salary of $50,000 per year, and with Charles H. Davis, father of Davis, with an annual salary of $15,000 per year.

     In connection with the purchase of CIC in August of 1999, CIC entered into four leases to rent parcels of real estate. These leases include:

     (a) a 5-year triple net lease for 1023 Morales Street in San Antonio, Texas, for the administrative offices and manufacturing facilities at an annual rental of $70,872, by and between CIC and Charles H. Davis;

     (b) a 5-year triple net lease for 724 Perez Street in San Antonio, Texas, for a warehouse and distribution facility at an annual rental of $21,060, by and between CIC and Charles H. Davis;

     (c) a 5-year triple net lease for 723 Perez Street in San Antonio, Texas, for a warehouse at an annual rental of $29,592, by and between CIC and Charles H. Davis; and

     (d) a 5-year triple net lease for 401 Main Street in Kerrville, Texas, for a Cleaning Ideas store at an annual rental of $60,000, by and among CIC, Davis and his father, Charles H. Davis.

     In August of 1999, the Company acquired Superior pursuant to a stock purchase agreement with Stephen Haynes, the current President of Superior. The acquisition documents provide that Mr. Haynes was to receive the following: (a) $400,000 in cash; (b) a promissory note (the "Haynes Note") in the original principal amount of $1,200,000, and bearing interest at a rate of 8% per annum, and (c) escrowed consideration of 50,000 shares of Common Stock, to be issued in five annual installments of 10,000 shares; each installment subject to adjustments for not meeting annual financial thresholds.

     The issuance of the escrowed shares are contingent upon Superior's ability to achieve an earnings goal referred to as the "Target Amount" which is defined as the pre-tax earnings of Superior amounting to $250,000 per annum, pro rated for any period of less than one full year and increased by 5% for each year. If this Target Amount is not met, the number of shares to be delivered to Mr. Haynes will be equal to the product of (x) 10,000 multiplied by (y) a fraction, the numerator which will be Superior's pre-tax income for the year and the denominator which will be the Target Amount for the year. If Superior does not meet the Target Amount in one year and exceeds the Target Amount in the following year, an amount equal to the excess over the Target Amount may be applied to the prior year's Target Amount, in which case a proportionate amount of shares withheld in the prior year would be released to Mr. Haynes. However, in no event will the aggregate number of shares in any two year period exceed 20,000.

     Mr. Haynes is also to be paid an earn-out bonus for the years 1999 (partial), 2000, 2001 2002, 2003, and 2004 (partial) which is based on a portion of the pre-tax earnings of Superior above the annual, increasing thresholds. The Company will pay Mr. Haynes an amount equal to 25% of (i) the excess of the Company's pre-tax earnings over the product of (x) $300,000 multiplied by (y) a fraction, the numerator being the number of days from the closing date, August 17, 1999, to the end of the calendar year, and the denominator being 365, for the year 1999; (ii) the excess of the Company's pre-tax earnings over $315,000 in the year 2000; (iii) the excess of the Company's pre-tax earnings over $330,750 in the year 2001; (iv) the excess of the Company's pre-tax earnings over $347,288 in the year 2002; (v) the excess of the Company's pre-tax earnings over $364,652 for the year 2003; and (vi) the excess of the Company's pre-tax earnings over the product of (x) $382,884.60 and (y) a fraction, the numerator being the number of days from the beginning of the calendar year to the fifth anniversary of the closing date, August 17, 2004, and the denominator being 365, for the year 2004.

     Mr. Haynes is also entitled to a yearly payment for five years beginning in the year 2000 for 25% of the net, after tax profits for the five fiscal years (including 1999) from sales of janitorial products similar to those sold by Superior prior to its acquisition, made by the Company through its eCommerce program, to customers located within a 60-mile radius of any of Superior's three Kentucky locations.

     The Haynes Note is payable in 12 equal installments of $100,000 and, default of the note without cure during the 30-day cure period, permits Mr. Haynes to exercise upon the collateral and causes the noncompetition provisions contained in Mr. Haynes' employment contract to become void. The Haynes note is secured by the accounts receivable and inventory of Superior, but is subordinated to any bank, equipment finance company or other senior lender of the Company or Superior and the Haynes Note is subject to prepayment by the Company at any time.

     Upon the acquisition of Superior, the Company, through Superior, came into possession of certain real property located at 1038 West Main Street, Bowling Green, Kentucky pursuant to a lease. This real property is held by ACH Holdings, Inc., of which Stephen Haynes, President of Superior, owns an interest. The property is leased by Superior for a five-year duration, which expires on March 31, 2004, and may be extended an additional five years by Superior. The annual rent of the premises is $30,000, payable in equal monthly installments of $2,500.


     On December 15, 1999, Blair Etra, the wife of Steven C. Etra, Director and Secretary of the Company, purchased thirteen units, each unit consisting of 100 shares of Series B Preferred Stock and 1000 common stock warrants at an exercise price of $5.00 per share, exercisable for a five year period upon issuance, in a private placement, for $130,000.

     On December 15, 1999, SRK Associates, LLC, a company controlled by Steven
C. Etra, Director and Secretary of the Company, purchased six units, each unit consisting of 100 shares of Series B Preferred Stock and 1000 common stock warrants at an exercise price of $5.00 per share, exercisable for a five year period upon issuance, in a private placement, for $60,000.

     On December 15, 1999, Lances Property Development Pension Plan, a company 50% owned by Steven C. Etra, Director and Secretary of the Company, purchased four units, each unit consisting of 100 shares of Series B Preferred Stock and 1000 common stock warrants at an exercise price of $5.00 per share, exercisable for a five year period upon issuance, in a private placement, for $40,000.

     On December 15, 1999, Irving Etra Family Trust, which Steven C. Etra, Director and Secretary of the Company is a beneficiary, purchased five units, each unit consisting of 100 shares of Series B Preferred Stock and 1000 common stock warrants at an exercise price of $5.00 per share, exercisable for a five year period upon issuance, in a private placement, for $50,000.

     On December 15, 1999, Gary Granoff, a Director of the Company, purchased five units, each unit consisting of 100 shares of Series B Preferred Stock and 1000 common stock warrants at an exercise price of $5.00 per share, exercisable for a five year period upon issuance, in a private placement, for $50,000.

     On December 30 1999, Barry Gordon, a Director of the Company, purchased two and a half units, each unit consisting of 100 shares of Series B Preferred Stock and 1000 common stock warrants at an exercise price of $5.00 per share, exercisable for a five year period upon issuance, in a private placement, for $25,000.

    Prior to its public offering on February 15, 2000, the Company, Kandel, Davis and Steven C. Etra were the principal shareholders of b2bstores. Since its inception in June 1999 until the initial public offering, b2bstores' working capital requirements had been satisfied through capital contributions made by the Company, Kandel, Davis and Mr. Etra and loans made to it by the Company. In June 1999, the Company, Kandel, Davis, Mr. Etra, and others purchased an aggregate of 3,410,000 shares of b2bstores common stock for $27,500 in the form of $11,000 in cash and the transfer to b2bstores of all of rights and interest in www.b2bstores.com and all related assets, including intellectual property.


     In June, July, November, December 1999 and January 2000, the Company made loans to b2bstores in the aggregate principal amount of approximately $1,199,836. These loans carried an interest rate of 8% per annum and were paid in full on February 18, 2000. In August 1999, b2bstores consummated a financing in which it raised proceeds of $625,000 through the sale of 310,000 shares of its common stock to Kandel, Mr. Etra and Mr. Etra's affiliates.

    As of February 16, 2000, the Company owns 2,000,000 shares of the b2bstores common stock, constituting approximately 24.9% of the total outstanding b2bstores common stock while

Kandel, Davis and Steven C. Etra each owns additional 1,233,333 shares (15.4%), 333,333 shares (4.1%) and 169,334 shares (2.1%) of b2bstores common stock, respectively.

     The Company has also furnished some of b2bstores' vendors with guarantees with respect to b2bstores' obligations to them. As of January 1, 2000, b2bstores owes in aggregate less than $10,000 to such vendors to whom the Company provided guarantees. The Company has also provided a guaranty for b2bstores' lease and signed such lease as the guarantor. The b2bstores' lease expires on August 31, 2001 with yearly rent payment totaling $75,000. The Company received no compensation or other consideration for acting as b2bstores' guarantor.

     Kandel, the Chairman and Chief Executive Officer of the Company, serves as the chairman of the board of b2bstores, Inc. He has entered into a three-year employment agreement with b2bstores effective November 1999. Pursuant to the terms of such agreement, Mr. Kandel will be required to devote 50% of his business time to the operations of b2bstores. Kandel's position as a director, officer and shareholder of each of the Company and b2bstores may create or appear to create potential conflicts of interest when he is faced with decisions that could have different implications for the Company and b2bstores. These decisions may relate to:

     .     potential acquisitions of businesses;

     .     intercompany agreements;

     . the establishment of e-commerce marketing arrangements and other areas of competition;

     .     the issuance or disposition of securities; and

     .     the election of directors.

     Given Kandel's roles with both the Company and b2bstores and the potentially competitive position of each business, he may not always be able to align his interest with the interests of both businesses. Kandel will refrain from participating in any decisions or other action as a director or officer of either company if it presents such a conflict of interest.

     In addition, Randall Davis, President and Director of the Company, and Steven Etra, Secretary and Director of the Company, hold 4.1% and 2.1% respectively of the b2bstores.com common stock as of February 16, 2000. Davis's and Etra's positions as directors, officers, and shareholders of the Company and as shareholders of b2bstores may create or appear to create potential conflicts of interest when they are faced with decisions that could have different implications for the Company and b2bstores. Both Davis and Etra will refrain from participating in any decisions or other actions as directors or officers of the Company if it presents such a conflict of interest.

     Pursuant to the agreement dated October 1, 1999 (the "b2b Agreement") between the Company and b2bstores, b2bstores has implemented the Company's initial eCommerce web site (http://www.b2bgoods.com). The Company's
                            -----------------------
"b2bgoods.com" web site currently offers about 25,000 janitorial and sanitary products and other office supply products for electronic purchases. B2bstores also provides the Company with web site transaction processing and e-commerce services for its b2bgoods.com web site through b2bstores' e-commerce backbone. For these services, b2bstores is to receive from the Company a fee equal to the greater of (a) 10% of the Company's revenues generated through e-commerce activities conducted through www.b2bgoods.com or (b) 50% of the Company's gross profits generated through e-commerce activities conducted at www.b2bgoods.com.

     The b2b Agreement also provides that b2bstores will host on-line stores at its web site (http://www.b2bstores.com), through which the Company's products
              ------------------------
will be offered for electronic purchases. All of the Company's products purchased through b2bstores' web site are to be distributed directly to b2bstores' customers by the Company through its distributor network. The Company will charge b2bstores a price for each product equal to its cost for the product and will receive 2-5% of the gross payment that the end-users will make for each product sold at such on-line stores hosted on the b2bstores web site. The Company has also agreed that, in connection with its eCommerce program, the Company will sell its products on the Internet only through the b2bgoods.com or the b2bstores.com site until it owns less than 10% of b2bstores' outstanding common stock.

     Effective on September 30, 1999, the Company entered into an agreement with Kandel, Chairman, Chief Executive Officer and Treasurer of the Company, pursuant to which Kandel, as sole holder of the Series A Stock, consented to the amendment of the Certificate of Designation for the Series A Stock to remove the ability of the holder of the Series A Stock to put the Series A Stock to the Company at any date after January 15, 2001 and to increase the conversion price of the Series A Stock from $2.50 to $5.00.

Item 8. Description of Securities.

     Common Stock

     The Company is authorized to issue up to 20,000,000 shares of Common Stock, par value $.001 per share, of which 4,501,000 shares are outstanding as of December 31, 1999. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid, and nonassessable.

     Holders of Common Stock are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of a majority of the Common Stock present at a meeting of shareholders will be able to elect all of the directors of the Company and the minority shareholders will not be able to elect a representative to the Company's Board of Directors. Since the Board of Directors elects officers and effectively controls the day to day operations through control of the Company management, current management is effectively able to control the outcome of all matters submitted to the Company's shareholders for approval, including extraordinary transitions such as mergers or sale of all or substantially all the assets of the Company.

     As of December 31, 1999, the Company had reserved an additional 4,935,000 shares of Common Stock, 4,185,000 of which underlied outstanding convertible preferred stock, options, and warrants, and 750,000 of which are reserved for contractual obligations.

     (a)   The underlying shares are reserved pursuant to the following:

           (1) 500,000 shares reserved for the conversion of the Series A Convertible Preferred Stock;

           (2) 70,000 shares reserved for the conversion of the Series E Convertible Redeemable Preferred Stock;

           (3) 320,000 shares reserved for the conversion of the Series D Cumulative Convertible Preferred Stock;

           (4) 720,000 shares reserved for exercise of warrants sold as part of a unit offering in March 1999;

           (5) 150,000 shares reserved for options granted in April 1999 to Steven C. Etra (125,000), SRK Associates, LLC (25,000), and Robert Moehler (25,000).

           (6) 1,600,000 shares reserved for the conversion of the Series B Cumulative Convertible Preferred Stock; and

           (7)   800,000 shares reserved for the exercise of warrants.

     (b) The Company had reserved 750,000 shares due to contractual obligations in connection with the acquisition of NISSCO. These shares are consideration to Thomas B. Haines, who was the sole shareholder of NISSCO before the acquisition. On January 15, 2000, 250,000 shares were issued to Mr. Haines in accordance to the contractual obligation.


     Preferred Stock

     Under the Company's Articles of Incorporation, the Board of Directors of the Company is authorized to designate, and cause the Company to issue, up to five million (5,000,000) shares of preferred stock of any class or series, having such rights, preferences, powers and limitations as the Board shall determine.

     The Company's Board of Directors has authorized and issued 500,000 shares of its Series A Stock to Kandel in conjunction with the acquisition of Kandel & Son; authorized and issued 70,000 shares of its Series E Stock to Steven C. Etra in consideration of his investment of $175,000 in the Company; and authorized 320,000 shares of its Series D Stock, of which 70,000 shares were issued to Charles Davis and 250,000 shares were issued to Davis, in connection with the acquisition of Cleaning Ideas.

     In October of 1999, the Company also authorized issuance of up to 80,000 shares of Series B Cumulative Convertible Preferred Stock (the "Series B Stock") in connection with the private placement of securities in December of 1999. On December 15, 1999, the Company sold an aggregate of 253.4 units, each unit consisting of 100 shares of Series B Stock and 1000 common stock purchase warrants, to approximately 60 accredited investors for aggregate proceeds to the Company of $2,534,000. On December 30, 1999, the Company sold additional 2.5 units to Barry Gordon, a Director of the Company, for $25,000. This private placement was closed as of December 31, 1999.

     The Series B Stock has a stated value of $100, is entitled to dividends at a rate of 10% per annum., and has a maturity of five years from the issuance. The Series B Stock is convertible into Common Stock by the holder at a conversion price of $5.00 exercisable any time after issuance. The Company may convert the Series B Stock upon the occurrence of certain events, including the Company's Common Stock trading at a price of at least $7.50 for 20 consecutive trading days. The Series B Stock is entitled to "piggyback" registration rights and is senior to all prior series of preferred stock with the exception of the Series D Cumulative Convertible Preferred Stock.

     The Series A Stock (i) pay an annual dividend of 4%, and (ii) are convertible into Common Stock at a conversion price of $5.00 per share of Common Stock.

     The Series E Stock (i) pay an annual dividend of 3%, (ii) are convertible into Common Stock at a conversion price of $5.00 per share of Common Stock, and
(iii) may be redeemed at the option of the Company at any time after December 15, 2000 at a redemption price of $3.50 per share.

     The Series D Stock (i) pay an annual dividend of 8.75%, (ii) are convertible into Common Stock at a conversion price of $5.00 per share of Common Stock and (iii) may be redeemed at the option of the Company at any time at a redemption price of $5.00, plus any accrued and unpaid dividends per share.

     The Series A and D Stock are convertible based on a conversion price of $5.00 per share of Common Stock. The stated price of the Series A and D Stock is $5.00 per share, thereby converting each Series on a one to one basis.

     The Series E stock has a conversion price of $2.50 per share of Common Stock and a stated price of $2.50 per share of Series E stock, thereby converting such Preferred Stock on a one to one basis.

     The Series B stock has a conversion price of $5.00 per share of Common Stock and a stated price of $100 per share of Series B stock, thereby converting such Preferred Stock on a twenty to one basis.

     The Series A, E, D and B stock all have basic anti-dilution provisions, of which the circumstances and mechanisms of dilution are as follows:

     (1) If the Company, at any time while any shares of preferred stock are outstanding, (a) shall pay a stock dividend or otherwise make any distributions on shares of its junior securities payable in shares of its capital stock (whether payable in shares of its Common Stock or of capital stock of any class), (b) subdivide outstanding shares of Common Stock into a larger number of shares, or (c) combine outstanding shares of Common Stock into a smaller number of shares, the conversion price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock of the Company outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event.

     (2) If the Company, at any time while shares of Preferred Stock are outstanding, shall distribute to all holders of Common Stock (and not to Holders of Preferred Stock) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security (excluding those referred to in other provisions of the Certificates of Designation), then in each such case the Conversion Price at which each share of Preferred Stock shall thereafter be convertible shall be determined by multiplying the Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the conversion price per share of Common Stock, and of which the numerator shall be such conversion price per share of the Common Stock on such record date less the then fair market value at such record date of the portion of such assets or evidences of indebtedness so distributed applicable to one outstanding share of Common Stock as determined by the Board of Directors in good faith; provided, however, that in the event of a
                                    --------  -------
           distribution exceeding ten percent (10%) of the assets of the Company, such fair market value shall be determined by a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing, such process defined in the certificates of designation.

     The Board could, in the future, authorize and cause the Company to issue up to an additional 4,084,000 shares of preferred stock of one or more series or classes, having rights, preferences and powers as determined by the Board, which could be senior to those of the Common Stock, including the right to receive dividends and/or preferences upon liquidation, dissolution or winding-up of the Company in excess of, or prior to, the rights of the holders of the Common Stock. This could have the effect of materially impairing the rights of the holders of the Common Stock to receive such dividends or preferential payments and/or of reducing, or eliminating, the amounts that would otherwise have been available for payment to the holders of the Common Stock.

     Provisions in the Company's articles of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in the Company's management that a stockholder might consider favorable. These provisions include, among others:

     . the right of the board to elect a director to fill a space created by the expansion of the board;

     .     the ability of the board to alter the Company's bylaws; and

     . the ability of the board to issue series of preferred stock without stockholder approval.


                                    PART II

Item 1. Market for Common Equity and Related Stockholder Matters.

(a)  Market Information

     The Company's Common Stock was approved for quotation on the NASD OTC Bulletin Board under the symbol "EVCL" and began trading on May 21, 1998. Pursuant to the amended NASD Rule 6530 and 6540, which became effective on January 4, 1999, the Company's Common Stock was de-listed from NASD OTC Bulletin Board effective on November 18, 1999, due to the Company's failure to clear with the Securities and Exchange Commission ("SEC") all of its outstanding comments regarding this registration statement by the "phase-in" deadline of November 17, 1999, as set by the NASD OTC Compliance Unit. Upon de-listing from the OTC Bulletin Board, the Company's Common Stock became eligible for trading in the "pink sheets" published by the National Quotation Bureau, Inc. ("Pink Sheets").

     There is currently a limited trading market for the Common Stock. The high and low closing bid prices for the shares of the Company's Common Stock, as reported by National Quotation Bureau, LLC are listed in the following chart. These prices are between dealers and do not include retail markups, markdowns or other fees and commissions, and may not represent actual transactions.

               1998                       High    Low
               May 21 - June 30           $3.25   $ .25

               July 1 - September 30      $3.75   $1.50

               October 1 - December 31    $4.25   $2.50


               1999                       High    Low
               January 1 - March 31       $5.625  $3.50

               April 1 -June 30           $5      $3.25

               July 1- September 30       $6.25   $5

               October 1 - December 31    $8.00   $6.00


     The closing bid and asking price on February 22, 2000 was $2.00 and $6.75 per share, respectively.

(b)  Holders

     There were approximately 71 beneficial owners of the Company's Common Stock as of February 1, 2000, after broker inquiry.

(c)  Dividends

     The Company has paid no dividends on its Common Stock to date, nor does it anticipate doing so in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon there being sufficient capital and surplus as required by the Nevada Statutes, the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. There can be no assurance that the Company will ever choose to declare such a dividend or that if it did that such funds would be legally available for payment of such dividends.

Item 2. Legal Proceedings.

     The Company is not a party to any litigation, nor is it aware of any threatened litigation or similar proceeding that would, if initiated and resolved against the Company, have a material adverse effect on the Company, its properties or its prospects.

Item 3. Changes in and Disagreements With Accountants.

     None.

Item 4. Recent Sales of Unregistered Securities.

(1) The Company was incorporated in December of 1997. At that time, an aggregate of 3,000,000 shares of Common Stock were issued to five founding shareholders; Kandel (800,000), The Palmeto Group, Inc. (1,500,000), Delta Financial Resources, Inc. (250,000), Barry Bendett (200,000) and Strateia (250,000), at a price of $.01 per share in reliance upon the exemption for offerings not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933. The Palmeto Group, Inc., an affiliate of Kandel, later transferred 1,500,000 shares of Common Stock to Kandel. (See "Certain Relationships and Related Transactions").

(2) In December of 1997 and January of 1998, the Company offered and sold an aggregate of 390,000 shares of Common Stock to approximately 43 investors at an offering price of $.50 per share, for aggregate offering proceeds of $195,000 in reliance upon the exemption from registration provided by Rule 504 of Regulation D.

     . At the time of this offering, the Company was a development stage company with a specific business plan and such plan included:

           (i)   Consolidation of sanitary and janitorial supplies industry;

           (ii) Specific, identifiable probable acquisition targets such as Kandel & Son, NISSCO and Air Reactor, Inc., a New York corporation among others; and

           (iii) Electronic commerce program.

     . The total offering proceeds was $195,000, less than $1,000,000 limit of Rule 504(b)(2).

     . All of the investors received an offering memorandum disclosing material information relating to the Company's businesses and risk factors.

(3) In December of 1998, the Company sold an aggregate of 300,000 shares of Common Stock to approximately 11 investors, at an offering price of $2.50 per share for aggregate proceeds of $750,000, in reliance upon Rule 504 of Regulation D; but the Company also relies on the exemption from registration provided by Rule 506 of Regulation D and Section 4(2) and 4(6) of the Securities Act of 1933.

     . All of the 11 investors were "accredited investors" as defined in Rule 501.

     . All of the investors received an offering memorandum disclosing material information relating to the Company's businesses and risk factors.

     .     All of the investors represented and warranted that:


           (i) they understood that the securities being purchased are not registered under the Securities Act of 1933;


           (ii) the securities are being acquired solely for the investor's own account, for investment purposes only, and are nor being purchased with a view to or in connection with, any resale, distribution, subdivision or fractionalization thereof;

          (iii) they had no agreement or other arrangement, formal or informal, with any person to sell, transfer or pledge any of the securities being purchased or which would guarantee to the investor any profit, or to protect the investor against any loss with respect to the securities, and the investor has no plans to enter into any such agreement or arrangement;


          (iv) they understood that they should bear the economic risk of the investment for an indefinite period of time due to the lack of trading market for the securities and the securities cannot be resold or otherwise transferred unless applicable state securities laws are complied with or exemption therefrom are available;


          (v) they understood that the securities cannot be sold or assigned without registration and/or qualification under any applicable state securities laws or exemptions from such laws;


          (vi) they understood that the Company has no obligation to register the securities under the Securities Act of 1933 or to register or qualify the securities under any state securities laws, or to take any action, through the establishment of exemption(s) or otherwise, to permit the transfer thereof.


(4) In December of 1998, the Company sold 70,000 shares of Series E Stock to Steven C. Etra, a Director for the Company, in a negotiated private transaction, for proceeds to the Company of $175,000, in an isolated private transaction in reliance upon the exemption from registration provided by Rule 506 of Regulation D.

(5) In January of 1999, the Company sold 70,000 shares of Common Stock to a single accredited investor at a price of $2.50 per share for aggregate proceeds to the Company of $175,000. The transaction was effected in reliance upon the exemption from registration provided by Rule 506 of Regulation D.

(6) In January of 1999, the Company issued 500,000 shares of its Series A Stock to Kandel, Chairman and CEO of the Company, in connection with the acquisition of Kandel & Son. The issuance was made in reliance upon an exemption from registration under Section 4(2) of the Securities Act.

(7) In January of 1999, the Company undertook to issue to Thomas B. Haines, a former Director of the Company, an aggregate of 1,000,000 shares of Common Stock, subject to adjustment, as partial consideration for the acquisition of NISSCO. In connection with the sale, the Company issued 250,000 shares of Common Stock to Mr. Haines at the closing of the acquisition, and 250,000 shares are to be issued to Mr. Haines on January 1, 2000. In addition, pursuant to the acquisition agreement, an undetermined number of shares, but in no case less than 500,000 shares of Common Stock, are to be issued by the Company on

     January 15, 2001. (See "Certain Relationships and Related Transactions.") These issuances are made in reliance on the exemption from registration under Section 4(2) of the Securities Act.

(8) In March of 1999, the Company sold an aggregate of 100,000 shares of Common Stock to an accredited investor at a price of $2.50 per share for aggregate proceeds of $250,000 in a transaction in reliance upon the exemption from registration provided by Rule 506 of Regulation D.

(9) In April of 1999, the Company sold an aggregate of 50,000 shares of Common Stock to Colnic Investment Corporation ("Colnic"), a private investment company controlled by Davis, President of the Company, at a price of $2.50 per share for aggregate proceeds of $125,000 in a transaction in reliance upon the exemption from registration provided by Rule 506 of Regulation D.

(10) In April of 1999, Steven C. Etra, the Director and Secretary of the Company, was granted options for 125,000 shares of the Common Stock and SRK Associates, LLC was granted options for 25,000 shares of the Common Stock, both at an exercise price of $3.50. Robert Moehler, the former president of the Company, was granted options for 25,000 shares of the Common Stock at an exercise price of $4.25. All of these grants were made in consideration for past and on-going consulting services rendered to the Company. These are the only stock options thus far granted by the Company. These transactions were done in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

(11) In May of 1999, the Company sold an aggregate of 100,000 shares of Common Stock to an accredited investor at a price of $2.50 per share for aggregate proceeds of $250,000 in a transaction in reliance upon the exemption from registration provided by Rule 506 of Regulation D.

(12) In June of 1999, the Company sold an aggregate of 300 units, each unit consisting of a 12.75% Subordinated Promissory Note due April 1, 2002 in the principal amount of $10,000 and 2,400 common stock purchase warrants. These units were sold to a total of 59 accredited investors and two sophisticated investors. The units were sold for $10,000 per unit for aggregate offering proceeds of $3,000,000 in reliance upon the exemption from registration provided by Rule 506 of Regulation D.

(13) In June of 1999, the Company sold an additional 50,000 shares of Common Stock to Colnic at a price of $2.50 per share for aggregate proceeds of $125,000 in a transaction in reliance upon the exemption from registration provided by Rule 506 of Regulation D.

(14) In July of 1999, the Company sold an additional 10,000 shares of Common Stock to SRK Associates, LLC, a company controlled by Steven C. Etra, a Director of the Company, at a price of $2.50 per share for aggregate proceeds of $25,000 in a transaction in reliance upon the exemption from registration provided by Rule 506 of Regulation D.

(15) In July of 1999, the Company sold an additional 6,000 shares of Common Stock to Blair Etra, wife of Steven C. Etra, a Director of the Company, at a price of $2.50 per share for aggregate proceeds of $15,000 in a transaction in reliance upon the exemption from registration provided by Rule 506 of Regulation D.

(16) In July of 1999, the Company issued 25,000 shares of Common Stock to Harrington, Ocko & Monk, LLP, the former outside counsel to the Company, at a price of $5.00 per share in consideration for legal services rendered, in a transaction in reliance upon the exemption from registration under
     Section 4(2) of the Securities Act.

(17) In August of 1999, the Company, in connection with the purchase of CIC, issued, as partial consideration for CIC, 320,000 shares of Series D Stock to Davis, President of the Company, and Charles H. Davis, his father, in a transaction in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

(18) In August of 1999, in connection with the purchase of Superior, the Company issued 50,000 shares of Common Stock to Stephen Haynes, President of Superior, as partial consideration for Superior in a transaction in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

(19) On December 15, 1999, the Company sold an aggregate of 253.4 units, each unit consisting of a 100 Shares of Series B Cumulative Convertible Preferred Stock and 1000 common stock purchase warrants. These units were sold to a total of 60 accredited investors at $10,000 per unit for aggregate offering proceeds of $2,534,000 in reliance upon the exemption from registration provided by Rule 506 of Regulation D. On December 30, 1999, the Company sold an additional 2.5 units to Barry Gordon, a Director of the Company, for $25,000 as part of the same offering.

     All sales of securities in transactions Nos. 4, 5, 8, 9, 11, 12, 13, 14, 15 and 19 listed above were made pursuant to subscription agreements and investor questionnaire containing representations and warranties, and eliciting information intended to enable the Company to establish the facts and circumstances entitling the Company to rely upon the exemptions from the registration requirements of the Securities Act under Rule 506 of Regulation D. All of the investors in those transactions have represented and warranted that:


     . there was reasonable opportunity to ask questions and receive answers from the Company concerning the offering;

     .  all questions were answered to full satisfaction;

     . the Investor is capable of evaluating the merit and risks of the investment;

     . the investor is relying only on independently gathered information to invest;


     .  the securities are being acquired for investment purposes only;


     . the investor is an "accredited investor" as defined in Regulation D (except for one sophisticated investor in the June 199 unit offering);


     .  the securities are not registered under the Securities Act;


     .  the securities are "restricted securities" as defined in Rule 144;


     . the securities cannot be sold or otherwise transferred unless they have first been registered under the Securities Act and all applicable state securities laws are complied with, or the securities qualify for exemption from such registration; and


     . the certificates representing the securities purchased bear restrictive legends.


     In addition, none of such Rule 506 offerings involved general solicitation or advertising and all of the certificates issued bore restrictive legend as described in the subscription agreements.


Item 5.   Indemnification of Directors and Officers.


     Under the Nevada Revised Statutes (the "Statutes"), the Company shall have the power to eliminate the personal liability of the directors and officers of the Company for monetary damages to the fullest extent possible under the Statutes or other applicable law. These provisions eliminate the liability of directors or officers to the Company and its shareholders for monetary damages arising out of any violation of a director of his fiduciary duty of due care.


     Under the Statutes, the Company may, by a majority of its disinterested directors, shareholders, or in some cases by independent legal counsel, indemnify any officer or director against expenses actually and reasonably incurred, if such person acted in good faith in a manner reasonably believed to be in the best interests of the Company, and in the case of any criminal action or proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company may indemnify any officer or director against expenses and amounts actually paid or incurred in settlement not exceeding, in the judgement of the Board of Directors, estimated expenses of litigation. Indemnification and/or advancement of expenses provided by the Statutes are not exclusive and the Company may make any further advancement or payment of expenses. However, no indemnification and/or advancement will be made to any officer or director if such person shall have been adjudged to be liable, unless, upon application and determination of the court that in view of the circumstances in the case, such person is fairly and reasonably entitled to indemnification.

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES
================================================================================



                             FINANCIAL STATEMENTS

     The Company's Consolidated Financial Statements as of and for the year ended December 31, 1998, and accompanying notes which are an integral part thereof, and the independent auditor's report of Goldstein Golub Kessler LLP, independent certified public accountants, with respect thereto, appear on pages F-16 to F-26 of this Amendment No. 2 to Form 10-SB. The Company's Unaudited Consolidated Financial Statements as of June 30, 1999 and for the six months ended June 30, 1999 and 1998, and accompanying notes which are an integral part thereof, appear on pages F-8 to F-15 of this Amendment No. 2 to Form 10-SB. The Company's financial statements as of and for the year ended August 31, 1997, and accompanying notes which are an integral part thereof, and the independent auditor's report of Kirschner & Pasternack, LLP, independent certified public accountants, with respect thereto, appear on pages F-27 to F-32 of this
Amendment No. 2 to Form 10-SB.   Nissco/Sunline, Inc. and its subsidiaries'
financial statements as of December 31, 1998 and 1997, and for the years then-ended, and accompanying notes which are an integral part thereof, and the independent auditor's report of Kirschner & Pasternack, LLP, independent certified public accountants, with respect thereto, appear on pages F-33 to F-50 of this Amendment No. 2 to Form 10-SB. These financial statements are incorporated by reference herein by reference thereto.

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES
                                                   INDEX TO FINANCIAL STATEMENTS
================================================================================

Pro Forma:

   Unaudited Pro Forma Consolidated Financial Statements                       F-4
   Unaudited Pro Forma Consolidated Statement of Operations for the Year
    Ended December 31, 1998                                                    F-5
   Notes to Unaudited Pro Forma Consolidated Statement of Operations        F-6 - F-7

Historical:

 Enviro-Clean of America, Inc. & Subsidiaries:

      Unaudited Consolidated Balance Sheet as of June 30, 1999                 F-8

      Unaudited Consolidated Statement of Operations for the
      Six-Month Period Ended June 30, 1998 and 1999                            F-9

      Unaudited Consolidated Statement of Cash Flows for the
      Six-Month Period Ended June 30, 1998 and 1999                            F-10

      Notes to Consolidated Financial Statements                           F-11 - F-15

      Independent Auditor's Report                                             F-16

      Consolidated Balance Sheet as of December 31, 1998                       F-17

      Consolidated Statement of Operations for the Year Ended
      December 31, 1998                                                        F-18

      Consolidated Statement of Stockholders' Equity for the Year
      Ended December 31, 1998                                                  F-19

      Consolidated Statement of Cash Flows for the Year Ended
      December 31, 1998                                                        F-20

      Notes to Consolidated Financial Statements                           F-21 - F-26

      Independent Auditor's Report                                             F-27

      Balance Sheet as of August 31, 1997                                      F-28

      Statement of Earnings and Retained Earnings for the Year
      Ended August 31, 1997                                                    F-29

      Statement of Cash Flows for the Year Ended August 31, 1997               F-30

      Notes to Consolidated Financial Statements                           F-31 - F-32

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES
                                                   INDEX TO FINANCIAL STATEMENTS
================================================================================

NISSCO, Inc. & Subsidiaries:

      Independent Auditor's Report                                                F-33
      Balance Sheet as of December 31, 1998                                       F-34
      Statement of Income for the Year Ended December 31, 1998                    F-35
      Statement of Changes In Retained Earnings for the Year Ended
       December 31, 1998                                                          F-36
      Statement of Cash Flows for the Year Ended December 31, 1998                F-37
      Notes to Consolidated Financial Statements                              F-38 - F-39
      Independent Auditor's Report                                                F-40
      Balance Sheet as of December 31, 1997                                       F-41
      Statement of Income for the Year Ended December 31, 1997                    F-42
      Statement of Changes In Retained Earnings for the Year Ended
       December 31, 1997                                                          F-43
      Statement of Cash Flows for the Year Ended December 31, 1997                F-44
      Notes to Consolidated Financial Statements                              F-45 - F-46

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                           UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

In January 1999, Enviro-Clean of America, Inc. ("the Company") merged with Kandel & Son, Inc. ("Kandel") a wholesale distributor of sanitary maintenance supplies and paper products. This merger has been accounted for in a manner similar to a pooling of interests because Richard Kandel, the sole stockholder of Kandel, is the majority stockholder of the Company. The historical financial statements of Kandel have been retroactively restated as if the Companies had always been combined. The December 31, 1998 historical consolidated financial statements of the Company combine the balance sheet as of December 31, 1998 and statements of operations, and cash flows of Enviro-Clean of America, Inc. for the year ended December 31, 1998 and the balance sheet of Kandel and Son, Inc. as of September 30, 1998 and the statements of operations, and cash flows for the year ended September 30, 1998, pursuant to regulation SX rule 3 A-02, b.
The results of operations of Kandel for the period from October 1, 1998 through December 31, 1998 has not been included in the December 31, 1998 results of operations of the Company.

Additionally, in January 1999 the Company acquired all of the outstanding common stock of NISSCO/Sunline, Inc. ("NISSCO"), a Florida-based company engaged in group marketing of sanitary/janitorial supplies, in exchange for $500,000 cash and 1,000,000 shares of the Company's common stock.

The accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 1998 presents the results of operations of the Company as if the NISSCO acquisition had occurred on January 1, 1998.

The adjustments to the historical financial statements and certain assumptions are described in Note 3. This statement does not purport to be indicative of the consolidated results of operations of the Company that might have occurred had the acquisition actually taken place as described above nor are they indicative of future results. Furthermore, this pro forma consolidated financial statement does not reflect changes which may occur as a result of post-acquisition activities and other matters.

The unaudited pro forma consolidated statement of operations should be read in conjunction with (i) the unaudited historical consolidated financial statements of Enviro-Clean of America, Inc. and Subsidiaries as of June 30, 1999 and for the six-month period ended June 30, 1999, (ii) the historical financial statements of Enviro-Clean of America, Inc. as of December 31, 1998 and for the year then ended, and (iii) the historical financial statements of NISSCO for the years ended December 31, 1998 and 1997.

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES

                        UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
================================================================================

                                          Historical          Historical
                                         Enviro-Clean           NISSCO         Pro Forma
                                      December 31, 1998   December 31, 1998   Adjustments    Pro Forma
------------------------------------------------------------------------------------------------------

Revenue                                      $1,793,817          $1,789,202             -   $3,583,019

Cost of goods                                   973,497             231,611             -    1,205,108
------------------------------------------------------------------------------------------------------
Gross profit                                    820,320           1,557,591             -    2,377,911
------------------------------------------------------------------------------------------------------
Operating expenses:
  Salaries                                      242,298             547,763      5,000 (b)     935,061
                                                      -                   -     70,000 (c)           -
  Professional fees                             121,372              29,496             -      150,868
  Depreciation                                   36,605               4,462             -       41,067
  Amortization                                        -                   -    297,700 (a)     297,700
  Marketing                                     123,998             111,085             -      235,083
  Rent                                           39,076              28,488             -       67,564
  Interest                                       63,925               7,953             -       71,878
  Other                                         335,251             378,356             -      713,607
------------------------------------------------------------------------------------------------------
Total operating expenses                        962,525           1,107,603       442,700    2,512,828
------------------------------------------------------------------------------------------------------

Income (loss) before provision for
 income taxes                                  (142,205)            449,988      (442,700)    (134,917)

Provision for income taxes                        4,577             102,000             -      106,577
------------------------------------------------------------------------------------------------------
Net income (loss)                            $ (146,782)         $  347,988     $(442,700)  $ (241,494)
======================================================================================================

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES

                                                    NOTES TO UNAUDITED PRO FORMA
                                            CONSOLIDATED STATEMENT OF OPERATIONS
================================================================================

The following notes set forth the explanations and assumptions used in preparing the unaudited pro forma consolidated statement of operations for the year ended December 31, 1998.

The adjustments to the historical financial statements and certain assumptions are described in Note 3. This statement does not purport to be indicative of the consolidated results of operations of the Company that might have occurred had the acquisition actually taken place as described above nor are they indicative of future results. Furthermore, this pro forma consolidated financial statement does not reflect changes which may occur as a result of post-acquisition activities and other matters.

The unaudited pro forma consolidated statement of operations should be read in conjunction with (i) the unaudited historical consolidated financial statements of Enviro-Clean of America, Inc. and Subsidiaries as of June 30, 1999 and for the six-month period ended June 30, 1999, (ii) the historical financial statements of Enviro-Clean of America, Inc. as of December 31, 1998 and for the year then ended, and (iii) the historical financial statements of NISSCO for the years ended December 31, 1998 and 1997.

1.  BACKGROUND:                 In January 1999, Enviro-Clean of America, Inc. ("the Company") merged with Kandel &
                                Son, Inc. ("Kandel") a wholesale distributor of sanitary maintenance supplies and paper products.  This merger has been accounted for in a manner similar to a pooling of interests, because Richard Kandel, the sole stockholder of Kandel, is the majority stockholder of the Company.  The historical financial statements of Kandel have been retroactively restated as if the Company and Kandel had always been combined.  The
                                December 31, 1998 historical consolidated financial statements of the Company combine the balance sheet as of December 31, 1998 and the statements of operations, and cash flows of Enviro-Clean of America, Inc. for the year ended December 31, 1998 and the balance sheet of Kandel and Son, Inc. as of September 30, 1998 and the statements of operations, and cash flows for the year ended September 30, 1998, pursuant to regulation SX rule 3 A-02, b. The results of operations of Kandel for the period from
                                October 1, 1998 through December 31, 1998 have not been included in the December 31,
                                1998 results of operations of the Company.

                                Additionally, in January 1999 the Company acquired all of the outstanding common stock of NISSCO/Sunline, Inc. ("NISSCO"), a Florida-based company engaged in group marketing of sanitary/janitorial supplies, in exchange for $500,000 cash and
                                1,000,000 shares of the Company's common stock.  This acquisition has been accounted for as a purchase.

2.  PRESENTATION:               The accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 1998 presents the results of operations of the Company as if the NISSCO acquisition had occurred on January 1, 1998.

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES

                                                    NOTES TO UNAUDITED PRO FORMA
                                            CONSOLIDATED STATEMENT OF OPERATIONS
================================================================================

3.  ADJUSTMENTS                 The unaudited pro forma consolidated statement of operations reflect the following
    AND                         pro forma adjustments:
    ASSUMPTIONS
                                (a)  Adjustment to reflect the amortization of goodwill of approximately $2,977,000, resulting from the acquisition of NISSCO, over 10 years.


                                (b)  Adjustment to reflect employment agreement for T. Haines upon the acquisition of
                                     NISSCO.

                                (c)  Adjustment to reflect the difference between R. Kandel's salary per his employment agreement with the Company and the actual amount of his salary paid by Kandel prior to its combination with the Company on January 1, 1999. ($100,000 employment agreement, $30,000 Kandel salary).

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                                                      CONSOLIDATED BALANCE SHEET
                                                                     (unaudited)
================================================================================

CONSOLIDATED BALANCE SHEET
(unaudited)
June 30, 1999
-------------------------------------------------------------------------------------------------------
  ASSETS
Current Assets:
  Cash and cash equivalents                                                                 $ 3,220,995
  Accounts receivable                                                                           670,428
  Merchandise inventory                                                                         125,500
  Prepaid expenses and other                                                                     85,569
-------------------------------------------------------------------------------------------------------
     Total current assets                                                                     4,102,492
-------------------------------------------------------------------------------------------------------
 Property, Plant and Equipment - at cost                                                        488,468
Less accumulated depreciation                                                                   305,490
-------------------------------------------------------------------------------------------------------
                                                                                                182,978
-------------------------------------------------------------------------------------------------------
 Other Assets:
   Goodwill                                                                                  2,828,352
   Other                                                                                          5,775
-------------------------------------------------------------------------------------------------------
                                                                                              2,834,127
-------------------------------------------------------------------------------------------------------
     Total Assets                                                                           $ 7,119,597
=======================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses                                                     $   713,919
  Loans payable                                                                                   7,329
-------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                  721,248
-------------------------------------------------------------------------------------------------------
 Long-term Liabilities:
  Notes payable - subordinated                                                                2,341,289
-------------------------------------------------------------------------------------------------------
 Redeemable Preferred Stock Series A:
  $.001 par value; stated value $5.00; authorized, issued and outstanding 500,000 shares      2,500,000
-------------------------------------------------------------------------------------------------------
 Minority interest                                                                                5,000

Stockholders' Equity:
  Preferred stock Series E-$.001 par value; stated value $2.50; authorized, issued
    and outstanding 70,000 shares                                                               175,000
  Common stock - $.001 par value; authorized 20,000,000 shares, issued and outstanding
   4,310,000 shares                                                                               4,310
  Additional paid-in capital                                                                  3,107,377
  Retained earnings (deficit)                                                                (3,604,627)
  Stock subscriptions receivable-b2bstores.com                                                   (5,000)
  Common stock to be issued                                                                   1,875,000
-------------------------------------------------------------------------------------------------------
     Stockholders' equity                                                                     1,552,060
-------------------------------------------------------------------------------------------------------
     Total Liabilities and Stockholders' Equity                                             $ 7,119,597
=======================================================================================================

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                                            CONSOLIDATED STATEMENT OF OPERATIONS
                                                                     (unaudited)
================================================================================

Six-month period ended June 30,                                1999        1998
-------------------------------------------------------------------------------

Net sales                                                $1,822,375  $  919,451

Cost of sales                                               856,609     495,662
-------------------------------------------------------------------------------
Gross profit                                                965,766     423,789
-------------------------------------------------------------------------------

Operating expenses:
  Salaries                                                  291,866      77,507
  Professional fees                                         135,878      24,775
  Depreciation                                               22,557      17,492
  Amortization of goodwill                                  148,860        -
  Marketing                                                  14,684       4,816
  Rent                                                       34,356      19,409
  Other                                                     329,044     271,861
-------------------------------------------------------------------------------
Total operating expenses                                    977,245     415,860
-------------------------------------------------------------------------------

Operating income (loss)                                     (11,479)      7,929

Interest expense                                            (66,782)       -

Other income (expenses)                                       7,609      (1,000)
-------------------------------------------------------------------------------

Income (loss) before provision for income taxes             (70,652)      6,929

Provision for income taxes                                    5,400        -
-------------------------------------------------------------------------------

Net income (loss)                                           (76,052)      6,929

Preferred stock dividends                                   (52,625)       -
-------------------------------------------------------------------------------
Net income (loss) attributable to common stockholders    $ (128,677) $    6,929
===============================================================================

Net loss per share - basic                                $    (.03) $    - 0 -
===============================================================================

Weighted average number of shares outstanding             3,882,147   3,400,000
===============================================================================

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                                            CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                     (unaudited)
================================================================================

Six-month period ended June 30,                                                1999       1998
----------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                                      $  (76,052)  $  6,929
----------------------------------------------------------------------------------------------
   Adjustments to reconcile net income (loss) to net cash provided by
   (used in) operating activities:
    Depreciation                                                             22,556     17,492
    Amortization                                                            148,861       -
    Amortization of note discount                                            19,961       -
    Changes in operating assets and liabilities:
      (Increase) decrease in accounts receivable                             36,961    (44,837)
      Increase in prepaid expenses                                          (24,831)   (29,254)
      (Increase) decrease in inventories                                     24,613    (10,000)
      Increase in other assets                                                 -       (20,000)
      Increase in accounts payable                                          176,550     42,818
      Increase in income taxes payable                                        3,102       -
----------------------------------------------------------------------------------------------
        Total adjustments                                                   407,773    (43,781)
----------------------------------------------------------------------------------------------
        Net cash provided by (used in) operating activities                 331,721    (36,852)
----------------------------------------------------------------------------------------------
 Cash flows from investing activities:
  Purchase of fixed assets                                                     -        (5,646)
  Cash paid for acquisitions                                               (652,451)      -
  Cash acquired from subsidiaries                                            68,046       -
----------------------------------------------------------------------------------------------
        Net cash used in investing activities                              (584,405)    (5,646)
----------------------------------------------------------------------------------------------
 Cash flows from financing activities:
  Loans receivable                                                           21,320       -
  Net cash received (paid) on notes payable                               1,671,441    (37,906)
  Common stock issued                                                       925,000     67,015
  Warrants issued                                                           678,672
----------------------------------------------------------------------------------------------
        Net cash provided by financing activities                         3,296,433     29,109
----------------------------------------------------------------------------------------------
 Net increase (decrease) in cash and cash equivalents                     3,043,749    (13,389)

 Cash and cash equivalents at beginning of period                           177,246     39,919
----------------------------------------------------------------------------------------------
 Cash and cash equivalents at end of period                              $3,220,995   $ 26,530
==============================================================================================

 Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest                                                             $   15,259   $ 22,015
==============================================================================================
    Taxes                                                                $    2,298   $  - 0 -
==============================================================================================

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

The consolidated financial statements included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The accompanying consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Such adjustments are of a normal recurring nature. The unaudited interim financial statements should be read in conjunction with the Company's year-end audited financial statements included elsewhere herein.


1.  PRINCIPAL                   The accompanying consolidated financial statements include the accounts of
    BUSINESS                    Enviro-Clean of America, Inc. and its Subsidiaries (collectively the "Company").
    ACTIVITY AND                All significant intercompany balances and transactions have been eliminated in
    SUMMARY OF                  consolidation.
    SIGNIFICANT
    ACCOUNTING                  The principal business activity of the Company is the wholesale distribution of
    POLICIES:                   sanitary maintenance supplies and paper products.

                                The Company also provides buying services and group discounts to wholesale distributors of sanitary maintenance supplies, paper goods and related products.

                                The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

                                Property and equipment are recorded at cost.  Depreciation is provided for by the straight-line method over the estimated useful lives of the property and equipment.

                                Inventories consisting of finished goods are valued at the lower of cost or market.
                                Cost is determined using the first-in, first-out method.

                                The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management.  Actual results could differ from these estimates.

                                At each balance sheet date, the Company evaluates the period of amortization of intangible assets.  The factors used in evaluating the period of amortization include:  (i) current operating results, (ii) projected future operating results, and
                                (iii) any other material factors that effect the continuity of the business.

                                Preferred stock dividends in arrears which represent dividends owed, but undeclared at June 30, 1999, totals $52,625.  All dividends in arrears were paid by July 1, 1999.

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

                                Earnings per share ("EPS") is computed by dividing net income or loss by the weighted-average number of common shares outstanding for the year.  Diluted EPS is not presented because the Company had no dilutive securities outstanding at December
                                31, 1998.  At June 30, 1999 there were 750,000 shares of common stock to be issued in connection with the NISSCO acquisition (see Note 2) and various warrants and options to acquire shares of common stock outstanding.  These amounts have not been taken into account in the computation of earnings per share because the effect would be anti-dilutive.

                                Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

2.  ACQUISITIONS:               On January 15, 1999 the Company completed an agreement whereby, effective January 1,
                                1999, the Company purchased all of the stock of NISSCO/Sunline, Inc. ("NISSCO"), a
                                Florida-based company engaged in group marketing of sanitary/janitorial supplies.
                                The aggregate purchase price for this acquisition is $3,000,000, consisting of
                                $500,000 in cash and 1,000,000 shares of the Company's common stock valued at $2.50 per share.  The stock value has been determined based on the selling price of common stock to unrelated third parties.  The common stock will be issued to the seller in installments, as defined in the agreement.  This acquisition is accounted for as a purchase.

                                Assets and liabilities acquired, at historical cost, include:
                                Cash                                                          $ 17,259
                                Accounts receivable                                            507,331
                                Property and equipment                                          57,487
                                Other assets                                                     2,001
                                ----------------------------------------------------------------------
                                Total assets                                                  $584,078
                                ======================================================================

                                Accounts payable and accrued expenses                         $321,670
                                Due to stockholder                                             141,621
                                Taxes payable                                                   98,000
                                ----------------------------------------------------------------------
                                                                                              $561,291
                                ======================================================================

                               The fair value of net assets acquired amounted to approximately $23,000, which resulted in an excess of cost over the fair value of the net assets acquired (goodwill) of approximately $2,977,000 which is being amortized over 10 years.

                               The operations of NISSCO are included in the consolidated financial statements from January 1, 1999, the date of acquisition.

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


                 The seller received 250,000 shares on January 15, 1999 and will receive 250,000 shares on January 15, 2000, and 500,000 shares on January 15, 2001. All shares have been valued at $2.50, the fair market value of the Company's common stock on January 1, 1999. If on January 15, 2001 the Company's Average Bid Price Per Share for the ten days preceding January 15, 2001 is not at least $5.00, the Company shall issue additional shares of common stock to the seller such that the aggregate value of all shares issued shall be $2,500,000. The value of any contingently issuable shares has not been accounted for in the valuation of the NISSCO acquisition.


                 On June 29, 1999 the Company agreed to invest $6,000 to acquired 1,860,000 shares common stock of b2bstores.com ("b2b"), a development stage company, that plans on maintaining a internet web site and providing products for sale "on-line." The investment represents 54.5% of the outstanding common stock of b2b. The results of operations of b2b have been included in the consolidated financial statements from the date of acquisition. Through June 30, 1999 the b2b had incurred no expenses and had recorded no revenue. The Company also paid $25,000, for a legal retainer, on behalf of b2b, which is included in the consolidated balance sheet in prepaid expenses and other. The minority interest represents the minority stockholders' investment in b2b. As of June 30, 1999 officers and directors of the Company personally own approximately 40% of the outstanding common stock of b2b.
                 ---------------------------------------------------------------
3.  PROPERTY AND Property and equipment, at cost, consists of:
    EQUIPMENT
                                                                    Depreciation
                                                                       Period
                 ---------------------------------------------------------------
                       Furniture and fixtures       $319,884             5 years
                       Transportation equipment      168,584             5 years
                 ---------------------------------------------------------------
                                                     488,468
                       Less accumulated depreciation 305,490
                 ---------------------------------------------------------------
                                                    $182,978
                 ===============================================================

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

4.  NOTES PAYABLE:              On June 1, 1999, the Company received $3,000,000 in exchange for 300 units.  Each unit is comprised of a $10,000 face value note.  The notes are due April 1, 2002 and pay interest in arrears quarterly on the face amount, at a rate of 12.75% per annum.
                                Issued along with each unit were warrants to purchase 2,400 shares of common stock
                                (720,000 shares in aggregate) of the Company.  The warrants are exercisable at any time after November 27, 1999 through June 1, 2003 at an exercise price of $4.25 per share.  Based upon the fair value of the warrants on the date of issue, the Company has discounted the carrying value of the notes by $678,672, which represents the fair value of the warrants on the date of issue.  The discount is being amortized as additional interest over the term of the notes.
                                One of the units was sold to the wife of a director of the Company.

5.  COMMITMENTS:                The Company leases certain office and warehouse facilities under operating leases expiring in 2000.

                                Minimum annual rental commitments under the leases are summarized as follows:

                                  Year ending June 30,

                                  1999                                                                      $23,931
                                  2000                                                                       46,499
                                  ---------------------------------------------------------------------------------

        Rent expense charged to earnings was $34,356 and $19,409 for the six-month periods ended June 30, 1999 and June 30, 1998, respectively.




6.  STOCKHOLDERS' EQUITY:       In January 1999, the Company issued 70,000 shares of common stock for an aggregate price of $175,000.

                                In March 1999, the Company issued 100,000 shares of common stock for an aggregate price of $250,000.

                                In April 1999, the Company issued 50,000 shares of common stock for an aggregate price of $125,000.  These shares were sold to the entity controlled by the Company's
                                President.

                                In May 1999, the Company issued 100,000 shares of common stock for an aggregate price of $250,000.

                                In June 1999, the Company issued 50,000 shares of common stock for an aggregate price of $125,000.  These shares were sold to the entity controlled by the Company's
                                President.

                                    ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

7.  SEGMENT INFORMATION:        Prior to the Company's acquisition of NISSCO in January 1999, the Company operated in one industry segment.  Subsequent to the NISSCO acquisition, the Company operated in two segments, the wholesale distribution of sanitary maintenance products and providing buying services and group discounts to wholesalers.

                                Summarized financial information by business segment is as follows:


                                 Revenue:
                                  Products-Kandel                                                       $  879,115
                                  Services-Nissco                                                          943,260
                                ----------------------------------------------------------------------------------
                                                                                                        $1,822,375
                                ==================================================================================

                                 Profit:
                                  Products-Kandel                                                       $   52,430
                                  Services-Nissco                                                          256,007
                                ----------------------------------------------------------------------------------
                                                                                                        $  308,437
                                ==================================================================================

                                 Total Assets:
                                  Products-Kandel                                                      $  545,679
                                  Services-Nissco                                                         605,604
                                ---------------------------------------------------------------------------------
                                                                                                       $1,151,283
                                =================================================================================

                                The difference between the Company's segment profit and consolidated reported loss is related to unallocated corporate overhead expenses and the amortization of goodwill. The difference between assets by segment and consolidated assets is related to corporate overhead assets.



Reconciliation of profits to consolidated income before taxes

Profit from product sales-Kandel                                 52,430
Profit from services- Nissco                                     256,007
                                                           ------------
 Total profit by segment                                        308,437

Amortization of goodwill                                        148,860
Interest expense                                                 66,782
Professional fees                                               135,878
Corporate overhead-salaries                                      27,569
                                                           ------------

                                                                (70,652)
                                                           ============

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

8.  SUBSEQUENT EVENTS:          In July 1999, the Company issued 16,000 shares of common stock for an aggregate purchase price of $40,000.

                                In July 1999, the Company issued 25,000 shares of common stock to the Company's former legal counsel.

                                On August 1, 1999, the Company acquired Cleaning Ideas, Inc. and Subsidiary
                                (collectively "Cleaning Ideas").  The acquisition was accomplished by a merger into a subsidiary of Enviro-Clean established for the acquisition.  Terms of the acquisition to the Company shareholders were:

                                1.  $500,000 in cash,

                                2.  320,000 shares of Enviro-Clean Series D preferred stock, and

                                3.  Secured promissory note of $900,000 payable in quarterly installments of
                                $112,500 plus interest at 8.75% per annum.

                                Effective on August 17, 1999, Superior Chemical & Supply, Inc. was purchased by
                                Enviro-Clean in consideration for $400,000 in cash, $1,200,000 in a note payable over three years, and 50,000 shares of common stock of Enviro-Clean which were placed in escrow.

                                In October of 1999, the Company authorized the issuance of up to 80,000 shares of
                                Series B Cumulative Convertible Preferred Stock (the "Series B Stock").  The series
                                B Stock has a stated value of $100, bears a dividend at a rate of 10% per annum and has a maturity of five years from the date of issuance.  The Series B Stock is convertible into common stock at a conversion price of $5.

                                The Company sold an aggregate of 251.4 units, each unit consisting of 100 shares of
                                Series B Stock and 1000 common stock purchase warrants, to approximately 59 accredited investors for aggregate proceeds tot he Company of $2,514,000.  The
                                Company expects to continue this private placement until December 31, 1999, or until up to 800 such units are sold.

                                On December 15, 1999, Steven C. Etra, Director and Secretary of the Company,
                                purchased six units, each unit consisting of 100 Shares of Series B Cumulative
                                Convertible Preferred Stock and 1000 Common Stock Purchase Warrants at an exercise price of $5.00 per share, in a private placement under Rule 506 of Regulation D.

                                On December 15, 1999, Blair Etra, the wife of Steven C. Etra, Director and Secretary of the Company, purchased thirteen units, each unit consisting of 100 Shares of
                                Series B Cumulative Convertible Preferred Stock and 1000 Common Stock Purchase
                                Warrants at an exercise price of $5.00 per share, in a private placement under Rule
                                506 of Regulation D.

                                On December 15, 1999, Lances Property Development Pension Plan, a company owned 50%
                                by Steven C. Etra, Director and Secretary of the Company,

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

                                purchased four units, each unit consisting of 100 Shares of Series B Cumulative
                                Convertible Preferred Stock and 1000 Common Stock Purchase Warrants at an exercise price of $5.00 per share, in a private placement under Rule 506 of Regulation D.

                                On December 15, 1999, Irving Etra Family Trust, of which Steven C. Etra, Director and Secretary of the Company, is a beneficiary, purchased five units, each unit consisting of 100 Shares of Series B Cumulative Convertible Preferred Stock and 1000
                                Common Stock Purchase Warrants at an exercise price of $5.00 per share, in a private placement under Rule 506 of Regulation D.

                                On December 15, 1999, Gary Granoff, Director of the Company, purchased five units, each unit consisting of 100 Shares of Series B Cumulative Convertible Preferred
                                Stock and 1000 Common Stock Purchase Warrants at an exercise price of $5.00 per share, in a private placement under Rule 506 of Regulation D.

                                Through January 17, 2000 the Company had agreed to fund b2b for amounts up to
                                $1,500,000.

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES
================================================================================

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Enviro-Clean of America, Inc.

We have audited the accompanying balance sheet of Enviro-Clean of America, Inc. and Subsidiaries as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enviro-Clean of America, Inc. and Subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



GOLDSTEIN GOLUB KESSLER LLP

New York, New York

December 1, 1999

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                                      CONSOLIDATED BALANCE SHEET
================================================================================

December 31, 1998
--------------------------------------------------------------------------------------------
ASSETS

Current Assets:
  Cash                                                                            $  120,610
  Accounts receivable, net of allowance for doubtful accounts of $49,006             179,088
  Inventory                                                                          118,898
  Notes receivable                                                                    28,320
  Acquisition deposits                                                               500,000
  Prepaid expenses and other current assets                                           65,337
--------------------------------------------------------------------------------------------
      Total current assets1,012,253

Property and Equipment - at cost, net of accumulated depreciation of $120,702        128,823

Deferred Income Tax Asset, net of valuation allowance of $20,000                           -
--------------------------------------------------------------------------------------------
      Total Assets                                                                $1,141,076
============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses                                           $  227,746
  Notes payable                                                                       97,140
  Subscriptions received in advance for preferred stock                              175,000
  Income taxes payable                                                                 4,977
  Line of credit                                                                      98,918
--------------------------------------------------------------------------------------------
      Total current liabilities                                                      603,781
--------------------------------------------------------------------------------------------
Notes Payable                                                                        388,631
--------------------------------------------------------------------------------------------

Stockholders' Equity:
  Common stock - $.001 par value; authorized 20,000,000 shares,
   issued and outstanding 3,690,000 shares                                             3,690
  Additional paid-in capital                                                         879,325
  Accumulated deficit                                                               (734,351)
--------------------------------------------------------------------------------------------
      Stockholders' equity                                                           148,664
--------------------------------------------------------------------------------------------
      Total Liabilities and Stockholders' Equity                                  $1,141,076
============================================================================================

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                            CONSOLIDATED STATEMENT OF OPERATIONS
================================================================================

Year ended December 31, 1998
--------------------------------------------------------------------------------

Sales                                                                 $1,793,817

Cost of sales                                                            973,497
--------------------------------------------------------------------------------
Gross profit                                                             820,320
--------------------------------------------------------------------------------

Operating expenses:
 Salaries                                                                242,298
 Professional fees                                                       121,372
 Depreciation                                                             36,605
 Marketing                                                               123,998
 Rent                                                                     39,076
 Interest                                                                 63,925
 Other                                                                   335,251
--------------------------------------------------------------------------------
Total operating expenses                                                 962,525
--------------------------------------------------------------------------------
Loss before income tax expense                                          (142,205)

Income tax expense                                                         4,577
--------------------------------------------------------------------------------
Net loss                                                              $ (146,782)
================================================================================
Basic loss per common share                                           $     (.05)
================================================================================
Weighted-average number of common shares outstanding                   3,196,546
================================================================================

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
================================================================================

                                                                         Common Stock      Additional
                                                                     Number                 Paid-in     Accumulated   Stockholders'
                                                                     of Shares   Amount     Capital       Deficit        Equity
------------------------------------------------------------------------------------------------------------------------------------
Period from December 9, 1997 (date of inception) to December
 31, 1998:

 Issuance of common stock for cash at $.01 per share                 3,000,000   $3,000           -            -       $   3,000

 Issuance of common stock for cash at $.50 per share                   179,000      179    $ 89,321            -          89,500

 Issuance of common stock for cash at $.50 per share                   211,000      211     105,289            -         105,500

 Issuance of common stock for cash at $2.50 per share                  300,000      300     684,715            -         685,015

 Kandel & Son, Inc. retained earnings August 31, 1997                        -        -           -    $  60,505          60,505

 Net income of Kandel for the month ended September 30, 1997                 -        -           -        4,921           4,921

 Distributions to stockholder from Kandel during September 1997              -        -           -      (97,496)        (97,496)

 Distribution to stockholder                                                 -        -           -     (555,499)       (555,499)

 Net loss                                                                    -        -           -     (146,782)       (146,782)
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1998                                         3,690,000   $3,690    $879,325    $(734,351)      $ 148,664
====================================================================================================================================

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                            CONSOLIDATED STATEMENT OF CASH FLOWS
================================================================================

Year ended December 31, 1998
----------------------------------------------------------------------------------
Cash flows from operating activities:
  Net loss                                                               $(146,782)
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Depreciation and amortization                                           36,605
    Increase in allowance for doubtful accounts                             34,984
    Changes in operating assets and liabilities:
      Increase in accounts receivable                                       (9,429)
      Decrease in inventory                                                 14,302
      Increase in prepaid expenses and other current assets                (44,277)
      Decrease in other assets                                               5,775
      Increase in accounts payable and accrued expenses                    123,575
      Increase in income taxes payable                                       4,977
----------------------------------------------------------------------------------
          Net cash provided by operating activities                         19,730
----------------------------------------------------------------------------------

Cash flows from investing activities:
  Acquisition deposits                                                    (800,000)
  Purchase of property and equipment                                       (20,708)
  Increase in notes receivable                                             (28,320)
----------------------------------------------------------------------------------
          Cash used in investing activities                               (849,028)
----------------------------------------------------------------------------------

Cash flows from financing activities:
  Net proceeds from issuance of common stock                               883,015
  Proceeds from subscriptions received in advance for preferred stock      175,000
  Repayment of long-term debt                                             (111,338)
----------------------------------------------------------------------------------
          Net cash provided by financing activities                        946,677
----------------------------------------------------------------------------------

Net increase in cash                                                       117,379

Cash at beginning of year                                                    3,231
----------------------------------------------------------------------------------
Cash at end of year                                                      $ 120,610
==================================================================================

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

  1.  PRINCIPAL BUSINESS        The accompanying consolidated financial statements include the accounts of
      ACTIVITY AND              Enviro-Clean of America, Inc. and its Subsidiaries (collectively the "Company").  All
      SUMMARY OF SIGNIFICANT    significant intercompany transactions, balances and profits have been eliminated in
      ACCOUNTING POLICIES:      consolidation.  The consolidated statements give retroactive effect to the merger with Kandel and Son, Inc. ("Kandel").

                                On January 15, 1999 the Company completed a transaction whereby effective January 1,
                                1999, Enviro-Clean of America, Inc. ("Enviro-Clean") merged with Kandel.  Thereafter
                                Kandel became a wholly owned subsidiary of Enviro-Clean.  Prior to the merger
                                Kandel's fiscal year-end was August 31 and Enviro-Clean's was December 31.
                                Subsequent to the merger, the Company adopted a calendar year-end.  As a result of the change in fiscal year and the merger accounted for as a pooling of interests, the
                                Company's 1998 financial statements have been recast to a 12-month period ending
                                December 31, 1998.  The financial statements have been restated to retroactively combine Kandel's financial statements as if the merger had occurred at the beginning of the earliest period presented.

                                The consolidated statements of operations, cash flows, and stockholders' deficiency for the year ended December 31, 1998 reflect the results of operations and cash flows for Enviro-Clean for the period from December 9, 1997 (date of inception) to December
                                31, 1998 combined with Kandel for the year ended September 30, 1998.  The consolidated balance sheet as of December 31, 1998 reflects the financial position of
                                Enviro-Clean on that date combined with the financial position of Kandel as of
                                September 30, 1998.  As a result of Enviro-Clean and Kandel having different fiscal years and the change in the Company's fiscal year, Kandel's results of operations for the three-month period ended December 31, 1998 have been excluded from the reported results of operations.  Additionally, Kandel's results of operations for the month of
                                September 1997 has been excluded from the reported results of operations.  There were no intervening events that materially affect the financial position or results of operations of the companies.  Kandel's revenue for the three-month period ended
                                December 31, 1998 and the one-month period ended September 30, 1997 was $443,142 and
                                146,526, respectively.  Kandel's net income for the three-month period ended December
                                31, 1998 and the one-month period ended September 30, 1997 was $27,150 and $4,921, respectively.

                                The principal business activity of the Company is the consolidation of companies in the sanitary supply and chemical industry.  Additionally, the Company distributes products in the sanitary supply and chemical industry.

                                The Company recognizes revenue when products are shipped.

                                The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

                                The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts.  The Company believes it is not exposed to any significant credit risk on cash.

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

                                Merchandise inventories, consisting of finished goods, are valued at the lower of cost or market.  Cost is determined using the first-in, first-out methods.

                                Property and equipment are recorded at cost.  Depreciation and amortization of property and equipment is provided for by the straight-line method over the estimated useful lives of the respective assets.  Leasehold improvements are amortized over the shorter of the economic life of the improvement or the lease term.

                                The Company identifies and records impairment on long-lived assets when events and circumstances indicate that such assets have been impaired.  The Company periodically evaluates the recoverability of its long-lived assets based on expected nondiscounted cash flows and recognizes impairment, if any, based on expected discounted cash flows.

                                The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management.  Actual results could differ from these estimates.

                                The estimated fair values of the notes receivable, line of credit and notes payable approximate their carrying amounts due to the short-term nature of the instruments.

                                Earnings per share ("EPS") is computed by dividing net income or loss by the weighted-average number of common shares outstanding for the year.  Diluted EPS is not presented because the Company had no dilutive securities outstanding at December
                                31, 1998.

                                Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

  2.  ACQUISITION DEPOSITS:     Acquisition deposit consists of $500,000 of cash paid in advance of closing for
                                NISSCO acquired in January 1999.  Such amount was a good faith advance payment on the acquisition.

  3.  PROPERTY AND EQUIPMENT:   Property and equipment, at cost, consists of:

                                                                                       Depreciation
                                                                                          Period
---------------------------------------------------------------------------------------------------
                                Furniture, fixtures and equipment        $ 51,861       5 years
                                Leasehold improvements                     24,328       5 years
                                Transportation and delivery equipment     169,848       5 years
                                Computer hardware                           3,488       3 years
---------------------------------------------------------------------------------------------------
                                                                          249,525

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


                                Less accumulated depreciation            120,702
                                -----------------------------------------------------------------------------------------------
                                                                        $128,823
                                ===============================================================================================

  4.  COMMITMENTS AND           The Company leases office and warehouse facilities under a noncancelable operating
      CONTINGENCIES:            lease expiring December 31, 2000.

                                The lease contains escalation clauses relating to operating expenses and real estate taxes.  Total rent expense for the operating lease was approximately $37,000 for the year ended September 30, 1998.

                                Future minimum lease payments under these leases are as follows:

                                Year ending December 31,
                                        1999                                                    $37,863
                                        2000                                                    38,999
                                ---------------------------------------------------------------------------------------------------
                                                                                                $76,862
                                ===================================================================================================


  5.  INCOME TAXES:             The difference between the income tax provision (benefit) computed at the federal statutory rate and the actual tax provision (benefit) is accounted for as follows:

                                Taxes (benefit) computed at the federal statutory rate          $(50,000)
                                Taxes computed at a rate below the federal statutory rate         30,000
                                Valuation allowance                                               20,000
                                ----------------------------------------------------------------------------------------------------
                                                                                                $ - 0 -
                                ====================================================================================================


                                The tax effects of loss carryforwards and the valuation allowance that give rise to the deferred income tax asset at December 31, 1998 are as follows:

                                Net operating losses                                           $ 20,000
                                Less valuation allowance                                        (20,000)
                                ----------------------------------------------------------------------------------------------------
                                Deferred income tax asset                                      $   - 0 -
                                ====================================================================================================

                                As of December 31, 1998, the Company had net operating loss carryforwards available to offset future taxable income of approximately $152,000 which expire through 2013. Between December 1997 and
                                December 1998, the Company completed offerings of securities. Under

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

                                Section 382 of the Internal Revenue Code, these activities effect an ownership change and thus may severely limit, on an annual basis, the Company's ability to utilize its net operating loss carryforwards. The Company uses the lowest marginal U.S. corporate tax of 15% to determine deferred tax amounts and the related valuation allowance because the Company had no taxable earnings through
                                December 31, 1998.




6.  NOTES PAYABLE:              Long-term debt consists of the following at December 31, 1998:

                                8.05% stockholder loan, payable in 120 monthly                          $301,084
                                installments of $4,085, due March 1, 2007

                                8.22% stockholder loan, payable in 120 monthly                           227,250
                                installments of $4,899, due June 1, 2003

                                Other stockholder advances, noninterest-bearing                          (71,983)

                                Various transportation and delivery equipment loans                       29,420
                                payable in monthly installments through December 1998
                                including interest at varied rates
                                ---------------------------------------------------------------------------------------------------
                                                                                                         485,771
                                Less current maturities                                                  (97,140)
                                ---------------------------------------------------------------------------------------------------
                                                                                                        $388,631
                                ===================================================================================================

                                Total interest charged against earnings was $63,925.


  7.  RETIREMENT PLANS:         Kandel (a subsidiary) has both defined benefit and defined contribution plans.  All nonunion employees are eligible for participation following completion of 6 months of service and attainment of age 20-1/2.  Participants begin to vest after two years of service and are fully vested after six years.  The contributions made during the year were approximately $20,000.

                                Effective September 1, 1998, the Company terminated the defined benefit plan and consolidated the assets with those of the defined contribution plan.  Both plans are in compliance with Internal Revenue Code and regulations and are properly funded.

  8.  STOCKHOLDERS' EQUITY:     In December 1997, the Company received net proceeds of $3,000 from the issuance of
                                3,000,000 shares of stock to the Company's founders.

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

                                In December 1997, the Company received net proceeds of $89,500 from the issuance of
                                179,000 shares of common stock in connection with a private placement.

                                During 1998, the Company received net proceeds of $790,515 from the issuance 511,000 shares of common stock in connection with private placements.

                                In December 1998, the Company received a subscription to preferred stock in advance in the amount of $175,000.

  9.  RELATED PARTY             During 1998, stockholders advanced various amounts to the Company for the payment of
      TRANSACTIONS:             expenses.  Such advances totaled less than $25,000.  All such amounts were noninterest-bearing and were repaid during the period.

                                The Company has loans payable to a stockholder (see Note 6).

10.   SUBSEQUENT EVENTS:        In 1999, the Company authorized up to 500,000 shares of Series A convertible redeemable preferred stock with a par value of $.001 and a stated value of $5 per share.  The Series A preferred stock pays cumulative cash dividends of 4% per year.
                                The dividend is payable quarterly in arrears, on the last day of each calendar quarter.  The first dividend payment date is June 30, 1999.  Upon any liquidation, dissolution, or winding up of the Company, the holders of Series A preferred stock shall be entitled to receive $5 per share of preferred stock plus any unpaid dividends, prior to any payments or distributions to holders of any junior securities, as defined.  Each share of preferred stock is convertible into shares of common stock at the conversion price of initially $2.50 per share at the option of the holder.  On the fifth anniversary of the issue date, for each share of preferred stock not previously converted, such share will automatically be convertible into shares of common stock at the then-applicable Conversion Price.  The Company will, at any time after January 15, 2001, have the right to redeem any or all shares of Series
                                A preferred stock for $5 per share plus any unpaid dividends.

                                In 1999, the Company authorized and issued 70,000 shares of Series E convertible redeemable preferred stock with a par value of $.001 and stated value of $2.50 per share.  The Series E preferred stock pays cumulative cash dividends of 3% per year.
                                The dividend is payable quarterly in arrears, on the last day of each calendar quarter.  The first dividend payment date is June 30, 1999.  Upon liquidation, dissolution, or winding up of the Company, the holders of Series E preferred stock shall be entitled to receive $2.50 per share of preferred stock plus any unpaid dividends, prior to any payments or distributions to holders of any junior securities, as defined.  Each share of preferred stock is convertible into shares of common stock at the conversion price of initially $2.50 per share at the option of the holder.  On the fifth anniversary of the issue date, for each share of preferred stock not previously converted, such share will automatically be convertible into shares of common stock at the then applicable Conversion Price.  The Company will, at any time after two years from the issue date, have the right

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

                                to redeem any or all shares of Series E preferred stock for $3.50 per share plus any unpaid dividends.

                                On January 15, 1999, the Company entered into an agreement to purchase all of the stock of NISSCO/Sunline, Inc., a Florida-based company engaged in group marketing of sanitary/janitorial supplies.  The aggregate purchase price for this acquisition is
                                $3,000,000, consisting of $500,000 in cash and 1,000,000 shares of the Company's common stock.  The common stock will be issued to the seller in installments, as defined in the agreement.  This acquisition will be accounted for as a purchase.

                                In January 1999, the Company issued 70,000 shares of common stock for an aggregate price of $175,000.

                                In March 1999, the Company issued 100,000 shares of common stock for an aggregate price of $250,000.

                                In April 1999, the Company issued 50,000 shares of common stock for an aggregate purchase price of $125,000.

                                In May 1999, the Company issued 100,000 shares of common stock for an aggregate purchase price of $250,000.

                                In June 1999, the Company issued 50,000 shares of common stock for an aggregate purchase price of $125,000.

                                In June 1999, the Company issued 300 units, which consist of warrants and notes payable, for an aggregate purchase price of $3,000,000.
                                In July 1999, the Company issued 16,000 shares of common stock for an aggregate purchase price of $40,000.

                                On August 1, 1999, the Company acquired Cleaning Ideas, Inc. and Subsidiary
                                (collectively "Cleaning Ideas").  The acquisition was accomplished by a merger into a subsidiary of Enviro-Clean established for the acquisition.  Terms of the acquisition to the Company shareholders were:

                                1.  $500,000 in cash,

                                2.  320,000 shares of Enviro-Clean Series D preferred stock, and

                                3.  Secured promissory note of $900,000 payable in quarterly installments of $112,500 plus interest at 8.75% per annum.

                                Effective on August 19, 1999, Superior Chemical & Supply, Inc. was purchased by
                                Enviro-Clean in consideration for $400,000 in cash, $1,200,000 in a note payable over three years, and 50,000 shares of common stock of Enviro-Clean which were placed in escrow.

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES
================================================================================

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Enviro-Clean of America, Inc.

We have audited the accompanying balance sheet of Enviro-Clean of America, Inc. and Subsidiaries as of August 31, 1997, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enviro-Clean of America, Inc. and Subsidiaries as of August 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

KIRSCHNER & PASTERNACK, LLP
Great Neck, New York

April 12, 1999

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                                                   BALANCE SHEET
================================================================================

August 31, 1997
--------------------------------------------------------------------------------

ASSETS

Current Assets:
  Cash and cash equivalents                                        $   3,231
  Accounts receivable                                                204,643
  Merchandise inventory                                              133,200
  Prepaid expenses and other                                          21,060
--------------------------------------------------------------------------------
      Total current assets                                           362,134
--------------------------------------------------------------------------------

Property, Plant and Equipment - at cost                              228,817
Less accumulated depreciation                                        (77,789)
--------------------------------------------------------------------------------
                                                                     151,028
--------------------------------------------------------------------------------

Other Assets                                                           5,775
--------------------------------------------------------------------------------
      Total Assets                                                 $ 518,937
================================================================================

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities:
  Accounts payable and accrued expenses                            $ 104,171
  Loans payable                                                       98,918
  Current maturities of long-term debt                               113,657
--------------------------------------------------------------------------------
      Total current liabilities                                      316,746
--------------------------------------------------------------------------------

Long-term Liabilities - long-term debt, less current maturities      514,350
--------------------------------------------------------------------------------

Stockholders' Deficiency:
  Common stock                                                         3,000
  Retained earnings                                                   60,505
  Cost of Treasury Stock                                            (375,664)
--------------------------------------------------------------------------------
   Stockholders' deficiency                                         (312,159)
--------------------------------------------------------------------------------
   Total Liabilities and Stockholders' Deficiency                  $ 518,937
================================================================================

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                     STATEMENT OF EARNINGS AND RETAINED EARNINGS
================================================================================

Year ended August 31, 1997
--------------------------------------------------------------------------------

Net sales                                                         $1,803,946

Cost of sales                                                        878,795
--------------------------------------------------------------------------------
Gross profit                                                         925,151
--------------------------------------------------------------------------------

Operating expenses:
 Salaries                                                            326,788
 Professional fees                                                    15,225
 Rent                                                                 36,505
 Marketing                                                             1,508
 Depreciation                                                         26,067
 Other                                                               419,396
--------------------------------------------------------------------------------
                                                                     825,489
--------------------------------------------------------------------------------

Operating income                                                      99,662

Interest expense                                                      65,298
--------------------------------------------------------------------------------

Earnings before income taxes                                          34,364

Income taxes                                                           3,072
--------------------------------------------------------------------------------

Net earnings                                                          31,292

Retained earnings at September 1                                      29,213
--------------------------------------------------------------------------------
Retained earnings at August 31                                    $   60,505
================================================================================

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                                         STATEMENT OF CASH FLOWS
================================================================================

Year ended August 31, 1997
--------------------------------------------------------------------------------

Cash flows from operating activities:
 Net income                                                       $   31,293
--------------------------------------------------------------------------------

 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                       26,067
  Increase in accounts receivable                                     (7,469)
  Decrease in prepaid expenses                                        11,093
  Decrease in inventories                                              7,900
  Decrease in accounts payable                                       (27,931)
--------------------------------------------------------------------------------
   Total adjustments                                                   9,660
--------------------------------------------------------------------------------
   Net cash provided by operating activities                          40,953
--------------------------------------------------------------------------------

Cash flows used in investing activities - purchase of fixed assets   (96,909)
--------------------------------------------------------------------------------

Cash flows from financing activities:
 Net borrowings on line of credit                                     98,918
 Principal payments on debt                                          (43,930)
--------------------------------------------------------------------------------
   Net cash provided by financing activities                          54,988
--------------------------------------------------------------------------------

Net decrease in cash and equivalents                                    (968)

Cash and equivalents at September 1, 1996                              4,199
--------------------------------------------------------------------------------
Cash and equivalents at August 31, 1997                           $    3,231
================================================================================

Supplemental Data:

 Cash paid during the year:
  Interest expense                                                $   64,340
================================================================================
  Income taxes                                                    $      980
================================================================================

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

1. BUSINESS AND         In January 1999, Enviro-Clean of America, Inc. ("Enviro-
   SUMMARY OF           Clean") merged with Kandel and Son Inc. ("Kandel") in a
   ACCOUNTING           combination accounted for as a pooling of interests. The
   POLICIES:            historic results of operation of Kandel have been
                        restated as if the two companies had always been combined. For the year ended August 31, 1997, the results of operations of the Company include only the historic results of Kandel as Enviro-Clean did not yet exist.

                        Enviro-Clean and Subsidiaries (collectively the "Company") is primarily engaged in the wholesale distribution of sanitary maintenance supplies and paper products.

                        Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

                        Inventories, consisting of finished goods, are valued at the lower of cost or market. Cost is determined using the first-in, first-out method.

                        Depreciation of property, plant and equipment is provided for by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the economic life of the improvement or the lease term. Deferred taxes, if any, are not material.

                        Property, plant and equipment is comprised of the following at cost:

                        Furniture and equipment                       $ 48,141
                        Leasehold improvements                          24,328
                        Transportation and delivery equipment          156,348
                        --------------------------------------------------------
                                                                       228,817
                        Less accumulated depreciation                  (77,789)
                        --------------------------------------------------------
                                                                      $151,028
                        ========================================================
                        Expense charged to earnings                   $ 26,067
                        ========================================================

                        Accounts receivable are reported net of an allowance for doubtful accounts of $14,022.

                        Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

                        The Company has loss carryforwards totaling $77,570 available to offset future taxable income.

                        In preparing financial statements in conformity with generally accepted accounting principles, management is required too make estimates and assumptions that affect the reported amounts of assets and liabilities and

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

                        disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers, as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate.

2. LOANS PAYABLE:       The Company has a $100,000 line of credit facility with
                        Citibank, N.A. The outstanding balance is $98,918 payable in minimum monthly installments of interest only at prime, currently at 8.5% per annum.

                        Long-term debt consists of the following at August 31, 1997:

                        Stockholder loan payable in monthly
                        installments of $8,985 including
                        interest at approximately 8%                 $ 558,944

                        Various transportation and delivery
                        equipment loans payable in monthly
                        installments of $3,655 through
                        December 1998 including interest of
                        varying rates                                   69,063
                        --------------------------------------------------------
                                                                       628,007
                        Less current maturities                       (113,657)
                        --------------------------------------------------------
                                                                     $ 514,350
                        ========================================================
                        Total interest charged against earnings
                        was                                          $  65,298
                        ========================================================

3. COMMITMENTS AND      The Company leases certain office and warehouse
   CONTINGENCIES:       facilities in Hicksville, NY under a lease expiring
                        December 31, 2000. Minimum rental commitments under the lease aggregates $125,519.

                        Rent expense charged to earnings was $36,505.

4.  RETIREMENT PLANS:   The Company has both defined benefit and defined
                        contribution plans. All non-union employees are eligible for participation following completion of 6 months of service and attainment of age 20-1/2. Participants begin to vest after two years of service and are fully vested after six years. The contributions made during the year were $44,895.

5.  COMMON STOCK:       Shares authorized                              $20,000
                        Issued and outstanding                           5,000
                        Stated value                                     3,000
                        --------------------------------------------------------

                                                     NISSCO, INC. & SUBSIDIARIES
================================================================================

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
NISSCO, Inc. & Subsidiaries
14848 Old U.S. 41
#1 Sunburst Center
Naples, FL 34110

We have audited the accompanying balance sheet of NISSCO, Inc. & Subsidiaries (a Florida corporation) as of December 31, 1998, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statements were prepared to present the net assets and continuing operations of NISSCO, Inc. & Subsidiaries sold to Enviro-Clean of America, Inc. pursuant to the purchase agreement described in Note 4. It is not intended to be complete presentations of NISSCO, Inc. & Subsidiaries' assets and liabilities or operations.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NISSCO, Inc. & Subsidiaries as of December 31, 1998 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

KIRSCHNER & PASTERNACK LLP
Great Neck, New York

April 12, 1999

                                                     NISSCO, INC. & SUBSIDIARIES

                                                                   BALANCE SHEET
================================================================================

December 31, 1998
--------------------------------------------------------------------------------

ASSETS

Current Assets:
 Cash and cash equivalents                         $   17,259
 Accounts receivable                                  507,331
 Prepaid expenses                                       2,001
--------------------------------------------------------------------------------
  Total current assets                                526,591

Fixed Assets                                           57,487
--------------------------------------------------------------------------------
  Total Assets                                     $  584,078
================================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
 Accounts payable and accruals                                    $  321,670
 Due to stockholder                                                  141,621
 Taxes payable                                                        98,000
--------------------------------------------------------------------------------
  Total liabilities                                                  561,291
--------------------------------------------------------------------------------

Stockholder's Equity:
 Common stock - $1 par value, issued 110 shares                        1,100
 Retained earnings                                                    21,687
--------------------------------------------------------------------------------
  Total stockholder's equity                                          22,787
--------------------------------------------------------------------------------
   Total Liabilities and Stockholder's Equity                     $  584,078
================================================================================

                                                     NISSCO, INC. & SUBSIDIARIES

                                                             STATEMENT OF INCOME
================================================================================

Year ended December 31, 1998
--------------------------------------------------------------------------------

Revenue                                                           $1,789,202

Cost of sales and services                                           231,611
--------------------------------------------------------------------------------
Gross profit                                                       1,557,591
--------------------------------------------------------------------------------

Operating expenses:
 Salaries                                                            547,763
 Professional fees                                                    29,496
 Rent                                                                 28,488
 Marketing                                                           111,085
 Depreciation                                                          4,462
 Other                                                               378,356
--------------------------------------------------------------------------------
                                                                   1,099,650
--------------------------------------------------------------------------------

Operating income                                                     457,941

Interest expense                                                       7,953
--------------------------------------------------------------------------------

Income before income taxes                                           449,988

Income taxes                                                         102,000
--------------------------------------------------------------------------------
Net income                                                        $  347,988
================================================================================

                                                     NISSCO, INC. & SUBSIDIARIES

                                       STATEMENT OF CHANGES IN RETAINED EARNINGS
================================================================================

Year ended December 31, 1998
--------------------------------------------------------------------------------

Retained earnings at January 1, 1998                              $   10,320

Net earnings for year                                                347,988

Dividends paid or accrued                                           (336,621)
--------------------------------------------------------------------------------
Retained earnings at December 31, 1998                            $   21,687
================================================================================

                                                     NISSCO, INC. & SUBSIDIARIES

                                                         STATEMENT OF CASH FLOWS
================================================================================

Year ended December 31, 1998
--------------------------------------------------------------------------------

Cash flows from operating activities:
 Net income                                                          $ 347,988
--------------------------------------------------------------------------------
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                          7,727
  Increase in accounts receivable                                       (3,199)
  Increase in prepaid expenses                                            (841)
  Decrease in stockholder loan receivable                              159,070
  Decrease in accounts payable                                        (322,164)
  Increase in dividends due stockholder and other accruals             141,621
  Increase in income taxes payable                                      12,374
--------------------------------------------------------------------------------
      Total adjustments                                                 (5,412)
--------------------------------------------------------------------------------
      Net cash provided by operating activities                        342,576
--------------------------------------------------------------------------------

Cash flows from investing activity - cash payments for the purchase of
 equipment                                                             (33,659)
--------------------------------------------------------------------------------

Cash flows from financing activity - dividends paid or accrued        (336,621)
--------------------------------------------------------------------------------

Net decrease in cash and equivalents                                   (27,704)

Cash and cash equivalents, January 1                                    44,963
--------------------------------------------------------------------------------
Cash and cash equivalents, December 31                               $  17,259
================================================================================

Supplemental disclosures of cash flow information:

 Cash paid during the year for:
  Taxes                                                              $  35,962
================================================================================
    Interest                                                         $   7,953
================================================================================

                                                     NISSCO, INC. & SUBSIDIARIES

                                                   NOTES TO FINANCIAL STATEMENTS
================================================================================
1. BUSINESS             NISSCO Inc. & Subsidiaries (collectively the "Company")
   AND SUMMARY          is primarily engaged in providing buying services and
   OF ACCOUNTING        group discounts to wholesale distributors of sanitary
   POLICIES:            maintenance supplies, paper goods and related products.
                        The Company's services are provided to various entities located in the eastern United States.

                        Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

                        Service income is based primarily on percentages applied to member-customer's purchases from suppliers. Income is recognized when substantially all events relative to the underlying purchase have been completed. Collections are normally received in 30 to 180 days. An estimated allowance is provided for uncollectible accounts.

                        Depreciation of property, plant and equipment is provided by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the economic life of the improvement or the lease term. Deferred taxes, if any are not material. Assets are comprised of the following:

                        (i)  Furniture, fixtures and equipment       $ 208,507

                        Improvements                                     5,690
                        Less accumulated depreciation                 (156,710)
                        --------------------------------------------------------
                          Net fixed assets                           $  57,487

                        Receivables are reported net of an allowance for doubtful accounts of $26,692.

                        Income taxes are provided for the tax effects of transactions currently reported in the financial statements. Differences between financial and income tax earnings do not give rise to material deferrals.

                        In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company estimates an allowance for doubtful accounts based on the creditworthiness of their customers, as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate.

                                                     NISSCO, INC. & SUBSIDIARIES

                                                   NOTES TO FINANCIAL STATEMENTS
================================================================================

2. COMMITMENTS AND      The Company leases certain office and warehouse
   CONTINGENCIES        facilities in Naples, Florida, under a lease expiring
                        September 30, 2000.

                        Year ending December 31,

                             1999                                      $10,000
                             2000                                        7,500
                        --------------------------------------------------------
                                                                       $17,500
                        ========================================================

                        Rent expense charged to earnings was $28,488.

3. RETIREMENT PLANS:    The Company adopted a Savings Incentive Match Plan
                        ("SIMPLE" IRA) for all eligible employees effective
                        February 4, 1998. The employer matches employee salary deferrals up to a maximum of 3% of compensation.

4. SUBSEQUENT EVENTS:   Effective January 1, 1999, the sole stockholder sold all
                        of his shares to Enviro-Clean of America, Inc. ("EVCL").
                        The purchase price is $500,000 plus 250,000 shares of EVCL per year each January for four years commencing in 1999. The first two years' stock is restricted by contract for two years from the date of issuance. The last two years' stock is restricted by contract for one year from the date of issuance. Additionally, there are consulting and/or employment contracts with the stockholder that run for the term of the agreement. A deposit of $484,000 was paid to the shareholder in October 1998.

                        The nonacquired assets and nonassumed liabilities were removed from the Companies' reports in 1997 and 1998. The excess net asset value of 1997 over 1998 is reflected as a stockholder receivable at December 31, 1997. This amount was settled and reduced to $-0- in 1998.

5. CONSOLIDATED         From 1996 through 1999, changes of corporate entities
   STATEMENTS:          have taken place. However, the companies have
                        effectively operated as one during that period of time through common ownership and management. Sunline
                        Partners, Inc. was merged into NISSCO Inc. December 31,
                        1996. NISSCO/Sunline Inc. was incorporated in September
                        1998 and became the parent company of NISSCO Inc. NISSCO
                        Inc. (New) continues as an unrelated company owned by the former stockholder. NISSCO/Sunline, Inc. is the entity acquired by Enviro-Clean of America, Inc. (see
                        Note 4).

                                                     NISSCO, INC. & SUBSIDIARIES
================================================================================

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
NISSCO, Inc. & Subsidiaries
14848 Old U.S. 41
#1 Sunburst Center
Naples, FL 34110

We have audited the accompanying balance sheet of NISSCO, Inc. & Subsidiaries (a Florida corporation) as of December 31, 1997, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statements were prepared to present the net assets and continuing operations of NISSCO, Inc. & Subsidiaries sold to Enviro-Clean of America, Inc. pursuant to the purchase agreement described in Note 4. It is not intended to be complete presentations of NISSCO, Inc. & Subsidiaries assets and liabilities or operations.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NISSCO, Inc. & Subsidiaries as of December 31, 1997 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

KIRSCHNER & PASTERNACK LLP

Great Neck, NY
April 12, 1999

                                                     NISSCO, INC. & SUBSIDIARIES

                                                                   BALANCE SHEET
================================================================================

December 31, 1997
--------------------------------------------------------------------------------

ASSETS

Current Assets:
  Cash and cash equivalents                                          $   44,963
  Accounts receivable                                                   504,132
  Prepaid expenses                                                        1,160
  Advances to stockholders                                              159,070
--------------------------------------------------------------------------------
      Total current assets                                              709,325

Fixed Assets                                                             31,555
--------------------------------------------------------------------------------
      Total Assets                                                   $  740,880
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accruals                                      $  643,834
  Taxes payable                                                          85,626
--------------------------------------------------------------------------------
      Total liabilities                                                 729,460
--------------------------------------------------------------------------------

Stockholders' equity:
  Common stock - $1 par value; issued 1,100 shares                        1,100
  Retained earnings                                                      10,320
--------------------------------------------------------------------------------
      Total stockholders' equity                                         11,420
--------------------------------------------------------------------------------
      Total Liabilities and Stockholders' Equity                     $  740,880
================================================================================

                                                     NISSCO, INC. & SUBSIDIARIES

                                                             STATEMENT OF INCOME
================================================================================

Year ended December 31, 1997
--------------------------------------------------------------------------------

Revenue                                                              $2,535,888

Cost of sales and services                                              739,210
--------------------------------------------------------------------------------
Gross profit                                                          1,796,678
--------------------------------------------------------------------------------

Operating expenses:
  Salaries                                                              509,334
  Professional fees                                                      21,809
  Rent                                                                   29,576
  Marketing                                                              94,022
  Depreciation                                                            3,899
  Other                                                                 529,570
--------------------------------------------------------------------------------
Total operating expenses                                              1,188,210
--------------------------------------------------------------------------------

Operating income                                                        608,468

Interest expense                                                         13,374
--------------------------------------------------------------------------------

Income before income taxes                                              595,094

Income taxes                                                             85,626
--------------------------------------------------------------------------------
Net income                                                          $   509,468
================================================================================

                                                     NISSCO, INC. & SUBSIDIARIES

                                       STATEMENT OF CHANGES IN RETAINED EARNINGS
================================================================================

Year ended December 31, 1997
--------------------------------------------------------------------------------

Retained earnings at January 1                                       $  398,903

Net earnings for year                                                   509,468

Distribution of nonacquired assets                                     (898,051)
--------------------------------------------------------------------------------
Retained earnings at December 31                                     $   10,320
================================================================================

                                                     NISSCO, INC. & SUBSIDIARIES

                                                         STATEMENT OF CASH FLOWS
================================================================================

Year ended December 31, 1997
--------------------------------------------------------------------------------

Cash flows from operating activities:
 Net income                                                          $  509,468
--------------------------------------------------------------------------------
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                          4,328
   Increase in accounts receivable                                     (261,743)
   Increase in loans receivable - shareholders                         (159,070)
   Decrease in accounts payable                                         (50,467)
   Decrease in income taxes payable                                     (41,152)
--------------------------------------------------------------------------------
    Total adjustments                                                  (508,104)
--------------------------------------------------------------------------------
    Net cash provided by operating activities                             1,364

Cash flows from investing activity - cash payments for the purchase
 of equipment                                                           (13,281)
--------------------------------------------------------------------------------

Net decrease in cash and equivalents                                    (11,917)

Cash and cash equivalents at January 1                                   56,880
--------------------------------------------------------------------------------
Cash and cash equivalents at December 31                             $   44,963
================================================================================

Supplemental disclosures of cash flow information:

 Cash paid during the year for:

  Taxes                                                              $ 126,497
================================================================================
  Interest                                                           $  13,374
================================================================================

                                                     NISSCO, INC. & SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

1. BUSINESS             NISSCO Inc. & Subsidiaries (the "Company") is primarily
   SUMMARY AND          engaged in providing buying services and group discounts
   ACCOUNTING           to wholesale distributors of sanitary maintenance
   POLICIES:            supplies, paper goods and related products. The
                        Company's services are provided to various entities located in the eastern United States.

                        Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

                        Service income is based primarily on percentages applied to member-customer's purchases from suppliers. Income is recognized when substantially all events relative to the underlying purchase have been completed. Collections are normally received in 30 to 180 days. An estimated allowance is provided for uncollectible accounts.

                        Depreciation of property, plant and equipment is provided for by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the economic life of the improvement or the lease term. Deferred taxes, if any, are not material.

                        Assets are comprised of the following:

                        Furniture, fixtures and equipment            $180,538
                        Less accumulated depreciation                 148,983
                        --------------------------------------------------------
                        Net fixed assets                             $ 31,555
                        ========================================================

                        Receivables are reported net of an allowance for doubtful accounts of $49,423.

                        Income taxes are provided for the tax effects of transactions currently reported in the financial statements. Differences between financial and income tax earnings do not give rise to material deferrals.

                        In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company estimates an allowance for doubtful accounts based on the creditworthiness of their customers, as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate.

                                                     NISSCO, INC. & SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

2. COMMITMENTS AND      The Company leases certain office and warehouse
                        facilities in Naples, Florida, under a lease expiring
                        September 30, 2000.

                        Minimum annual rental commitments under the leases are summarized as follows:

                        1998                                         $10,000
                        1999                                          10,000
                        2000                                           7,500
                        --------------------------------------------------------
                                                                     $27,500
                        ========================================================

                        Rent expense charged to earnings was $29,576.

3. RETIREMENT PLANS:    The Company adopted a Savings Incentive Match Plan
                        ("SIMPLE" IRA) for all eligible employees effective
                        February 4, 1998. The employer matches employee salary deferrals up to a maximum of three per cent of compensation.

4. SUBSEQUENT EVENTS:   Effective January 1, 1998, the sole stockholder sold all
                        of his shares to Enviro-Clean of America, Inc. ("EVCL").
                        The purchase price is $500,000 plus 250 thousand shares of EVCL per year each January for four years commencing in 1999. The first two years stock is restricted by contract for two years from the date of issuance. The last two years stock is restricted by contract for one year from the date of issuance. Additionally there are consulting and or employment contracts with the shareholder that run for the term of the agreement. A deposit of $484,000 was paid to the shareholder in October 1998.

                        The nonacquired assets and non-assumed liabilities were removed from the companies' reports in 1997 and 1998. The excess net asset value of 1997 over 1998 is reflected as a shareholder receivable at December 31,1997. This amount is settled and reduced to $-0- in 1998.

5. CONSOLIDATED         From 1996 through 1999, changes of corporate entities
   STATEMENTS:          have taken place. However, the companies have
                        effectively operated as one during that period of time through common ownership and management. Sunline
                        Partners, Inc. was merged into NISSCO Inc. December 31,
                        1996. NISSCO/Sunline Inc. was incorporated in September
                        1998 and became the parent company of NISSCO Inc. NISSCO
                        Inc. (New) continues as an unrelated company owned by the former shareholder. NISSCO/Sunline, Inc. is the entity acquired by Enviro-Clean of America, Inc. (see
                        Note 4).

PART III

Item 1.  Index to Exhibits.

Index         Exhibit

2(i) Stock Purchase Agreement among Enviro-Clean of America, Inc., Enviroacq I Co. and Kandel & Son dated as of January 1, 1999*

2(ii)         Stock Purchase Agreement among Enviro-Clean of America, Inc.
              Enviroacq II Co. and NISSCO/Sunline, Inc. dated as of January 1, 1999*

2(iii)        Agreement & Plan of Merger of Cleaning Ideas, Inc.**

2(iv)         Stock Purchase Agreement of Superior Chemical & Supply, Inc.**

2(v)          Articles of Incorporation of the Company*

2(vi)         By-Laws of the Company*

3(i)          Certificate of Designation for the Company's Series A Stock*

3(ii)         Certificate of Designation for the Company's Series E Stock*

3(iii) Subscription Agreement between the Company and Steven C. Etra regarding the purchase and sale of the Series E Stock***

3(iv)         Certificate of Designation for the Company's Series D Stock**

3(v) Certificate of Amendment to the Certificate of Designation for the Company's Series A Stock***

3(vi)         Form of 12.75% Subordinate Note***

3(vii)        Form of the Warrant Certificate***

3(viii)       Pledge and Security Agreement between the Company and Charles H.
              Davis**

3(ix)         Security Agreement between the Company and Stephen Haynes**

Index         Exhibit

3(x) Registration Rights Agreement among the Company, Charles H. Davis and Randall K. Davis**

3(xi)         Certificate of Designation for the Company's Series B
              Stock****

3(xii)        Agreement between the Company and b2bstores.com, Inc.****

3(xiii) Form of the Subscription Agreement for Series B Stock and warrants****

3(xiv)        Form of the Warrant Certificate****

3(xv) Registration rights Agreement between the Company and purchasers of Series B Stock and 1000 common stock warrants.****

3(xvi)        Warrant Agreement****

6(i)          Employment Agreement between the Company and Richard Kandel***

6(ii)         Employment Agreement between the Company and Randall K. Davis***

6(iii)        Employment Agreement between CIC and Randall K. Davis**

6(iv)         Employment Agreement between CIC and Charles H. Davis**

6(v)          Employment Agreement between Superior and Stephen Haynes**

6(vi)         Consulting Agreement between the Company and Steven C. Etra***

21            List of Subsidiaries of the Company*
__________________________

* Incorporated by reference to the Company's Form 10-SB filed with the Commission on June 16, 1999.

** Incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on September 3, 1999.

*** Incorporated by reference to the Company's Amendment No. 1 to Form 10-SB filed with the Commission on October 22, 1999.

**** Incorporation by reference to the Company's Amendment No.2 to Form 10-SB filed with the Commission on December 16, 1999.

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENVIRO-CLEAN OF AMERICA, INC.

                                       By:    /s/ RANDALL DAVIS
                                             -----------------------------------
                                             Randall Davis
                                             President

                                       Date: February 25, 2000